Exhibit 2

AGREEMENT AND PLAN OF MERGER by and among NEXTERA ENERGY, INC. NEE ACQUISITION SUB I, LLC, NEE ACQUISITION SUB II, INC. and HAWAIIAN ELECTRIC INDUSTRIES, INC. Dated as of December 3, 2014

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 3, 2014, is by and among NextEra Energy, Inc., a Florida corporation (“Parent”), NEE Acquisition Sub I, LLC, a Delaware limited liability company (“Merger Sub II”), NEE Acquisition Sub II, Inc., a Delaware corporation (“Merger Sub I”), and Hawaiian Electric Industries, Inc., a Hawaii corporation (the “Company”).
WHEREAS, the parties hereto intend that, upon the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub I will merge with and into the Company, with the Company surviving the merger (the “Initial Merger”) as the surviving corporation (the “Surviving Corporation”) and (b) immediately after the Effective Time and without further approval, authorization or direction from or by any of the parties hereto, as part of an integrated plan with the Initial Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Integrated Mergers”), with Merger Sub II surviving the Subsequent Merger as the surviving company (the “Surviving Company”);
WHEREAS, it is a condition to the Integrated Mergers that the Company, prior to the Effective Time, distribute to the Company’s shareholders all of the issued and outstanding shares of common stock of ASB Hawaii, Inc., a Hawaii corporation (“ASB Hawaii”) and a wholly owned subsidiary of the Company and a direct parent company of American Savings Bank, F.S.B., a federal savings bank (“ASB”) (such distribution referred to as the “Distribution” or the “Bank Spin-Off” and, together with the related transactions, actions, agreements and undertakings in connection therewith, the “Bank Spin-Off Agreements”), such that at the Effective Time, the Company is no longer a savings and loan holding company;
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (b) adopted and approved the execution, delivery and performance of this Agreement and the consummation of the Integrated Mergers and (c) resolved to recommend approval of this Agreement by the Company’s shareholders;
WHEREAS, the board of directors of Parent (the “Parent Board”) has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Integrated Mergers;
WHEREAS, Parent, as sole shareholder of Merger Sub I, has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Initial Merger by Merger Sub I;
WHEREAS, Parent, as sole manager of Merger Sub II, has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Subsequent Merger by Merger Sub II;
WHEREAS, for U.S. federal income tax purposes the Integrated Mergers are intended to be treated as a single integrated transaction that will qualify for the Intended Tax Treatment; and
WHEREAS, Parent, Merger Sub I, Merger Sub II and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, Parent, Merger Sub I, Merger Sub II and the Company agree as follows:

Article I
The Distribution and the Integrated Mergers
Section 1.01    The Distribution.
(a)    Upon the terms and subject to the conditions of the Bank Spin-Off Agreements, on the Closing Date but prior to the Effective Time and subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII and the confirmation of Parent and Merger Sub I that each of them is ready, willing and able to consummate the Initial Merger promptly after the consummation of the Distribution, the Company shall cause to be effected the Distribution and the other transactions contemplated by the Bank Spin-Off Agreements, in each case in accordance with the terms of the Bank Spin-Off Agreements.
(b)    Each of the Company and Parent shall cooperate reasonably with each other, and shall cause their respective Affiliates to cooperate, such that the Distribution shall be effected on the Closing Date, prior to the Effective Time, with as short as possible of a delay between the consummation of the Distribution and the Effective Time.
Section 1.02    The Initial Merger and the Subsequent Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements set forth in Section 414 of the Hawaii Business Corporation Act (the “HBCA”) and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub I shall be merged with and into the Company, and the separate corporate existence of Merger Sub I shall cease. The Company shall continue as the Surviving Corporation and as a wholly owned Parent Subsidiary. Immediately after the Effective Time, upon the terms set forth in this Agreement, and in accordance with the requirements set forth in Section 414 of the HBCA and the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Corporation shall merge with and into Merger Sub II, and the separate corporate existence of the Surviving Corporation shall cease. At the effective time of the Subsequent Merger, the effects of the Integrated Mergers shall be as provided in this Agreement, the Initial Articles of Merger, the Subsequent Certificate of Merger and the applicable provisions of the HBCA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (i) at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation and (ii) at the effective time of the Subsequent Merger, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Company.
Section 1.03    Closing. The closing (the “Closing”) of the Initial Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz (“Wachtell”), located at 51 West 52nd Street, New York, New York, at 10:00 a.m., New York time, on a date to be agreed in writing by the Company and Parent, which shall be no later than the tenth (10) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as may be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
Section 1.04    Effective Time. Subject to the provisions of this Agreement, in connection with and as part of the Closing, the parties shall cause articles of merger relating to the Initial Merger (the “Initial Articles of Merger”) to be delivered to the Director of the Department of Commerce of the State of Hawaii in accordance with the relevant provisions of the HBCA and to the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the HBCA or the DGCL or by the Department of Commerce of the State of Hawaii or the Secretary of State of the State of Delaware in connection with the Initial Merger. The Initial Merger shall become effective at the time that the Initial Articles of Merger have been duly filed with the Department of Commerce of the State of Hawaii, or at such later date and time as Parent and the Company shall agree and specify in the Initial Articles of Merger (the time the Initial Merger becomes effective being the “Effective Time”). Immediately following the Effective Time, the parties shall cause a certificate of merger relating to the Subsequent Merger (the “Subsequent Certificate of Merger”) to be delivered to the Director of the Department of Commerce of the State of Hawaii in accordance with the relevant provisions of the HBCA and to the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA. The Subsequent Merger shall become effective at the time the Subsequent Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date and time as Parent and the Company shall agree and specify in the Subsequent Certificate of Merger.
Section 1.05    Organizational Documents.
(a)    The articles of incorporation and the by-laws of Merger Sub I, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.
(b)    The certificate of formation and the limited liability company agreement of Merger Sub II, as in effect immediately prior to the effective time of the Subsequent Merger, shall be the certificate of formation and the limited liability company agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law.
Section 1.06    Surviving Company Manager and Officers. Parent, as sole manager, and the officers of Merger Sub II in office immediately prior to the Subsequent Merger shall be the sole manager and officers of the Surviving Company and shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company or otherwise as provided by applicable Law.
Section 1.07    Plan of Merger. This Agreement shall constitute a “plan of merger” for purposes of the HBCA, the DGCL and the DLLCA.
Section 1.08    Alternative Structure. The parties agree to reasonably cooperate in the consideration and implementation of alternative structures to effect the transactions contemplated by this Agreement as long as any such alternative structure does not (a) impose any material delay on, or condition to, the consummation of the Distribution or the Integrated Mergers, (b) cause any condition set forth in Article VII to not be capable of being satisfied (unless duly waived by the party entitled to the benefits thereof) or (c) adversely affect in any material respect any of the parties hereto or in any respect the shareholders of Parent or of the Company.

Article II
Effect on Capital Stock; Exchange of Certificates
Section 2.01    Effect of Initial Merger on Capital Stock. At the Effective Time, by virtue of the Initial Merger and without any action on the part of the Company, Parent, Merger Sub I, any holder of shares of Company Common Stock or any holder of shares of Merger Sub I:
(a)    Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, no par value, of the Company (“Company Common Stock”) that is owned by the Company as treasury stock, if any, and each share of Company Common Stock, if any, that is owned directly or indirectly by Parent or Merger Sub I or any of their respective Subsidiaries immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(b)    Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(a) and subject to Section 2.01(d)) shall be converted automatically into the right to receive from Parent 0.2413 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent (the “Merger Consideration”).
(c)    Effect of Initial Merger on Merger Sub I Stock. Each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub I common stock are so converted shall be the only shares of capital stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.
(d)    No Fractional Shares.
(i)    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Common Stock pursuant to Section 2.01, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Initial Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount calculated in accordance with this Section 2.01(d).
(ii)    As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.04(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to former holders of Company Common Stock pursuant to Section 2.04(b) (such excess being herein called the “Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former holders of Company Common Stock, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”), all in accordance with Section 2.01(d)(iii). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.
(iii)    The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of certificates formerly representing Company Common Stock, the Exchange Agent shall hold such proceeds in trust for former holders of Company Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of Company Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock would otherwise be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock would otherwise be entitled.
(e)    Adjustments to Merger Consideration. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent (or any other securities convertible therefor or exchangeable thereto) shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub I and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.
Section 2.02    Effect of Subsequent Merger. At the effective time of the Subsequent Merger, (a) each share of common stock of the Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and (b) all limited liability company interests of Merger Sub II issued and outstanding immediately prior to the effective time of the Subsequent Merger shall remain issued and outstanding from and after the effective time of the Subsequent Merger as the limited liability company interests of the Surviving Company.
Section 2.03    Dissenters’ Rights.
(a)    Dissenters’ Rights Procedures. Each outstanding share of Company Common Stock the holder of which has perfected his, her or its dissenters’ rights under Part XIV of the HBCA and has not effectively withdrawn or lost such rights as of the Effective Time (the “Dissenting

Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the HBCA. The Company shall give Parent prompt notice of receipt by the Company of any notices of intent to demand payment under Part XIV of the HBCA for a holder’s shares of Company Common Stock, of any withdrawals of such notices and of any other instruments received from such holders under Part XIV of the HBCA (any shareholder duly providing such a notice of intent, a “Dissenting Shareholder”), and Parent and the Company shall jointly direct all negotiations and proceedings with any such Dissenting Shareholder. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), voluntarily make any payment with respect to, or settle or offer to settle, any such notice of intent or demand for payment, or waive any failure to timely deliver a written notice of intent or demand under applicable law or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect dissenters’ rights under the HBCA. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.
(b)    Withdrawal or Loss of Dissenters’ Rights. If any Dissenting Shareholder withdraws or loses (through failure to perfect or otherwise) his right to payment pursuant to Section 2.03(a) at or prior to the Effective Time, such holder’s shares of Company Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. If such holder withdraws or loses (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of Company Common Stock of such holder shall be converted on a share by share basis into the right to receive the Merger Consideration as Parent shall determine in its sole discretion.
Section 2.04    Exchange of Shares.
(a)    Exchange Agent. Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be mutually agreed by Parent and the Company (the “Exchange Agent”), which agreement shall provide that Parent shall deposit with the Exchange Agent at or prior to the Effective Time, for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 2.04, certificates representing the Parent Common Stock of which the Merger Consideration consists (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, a sufficient number of shares of Parent Common Stock to issue the Merger Consideration. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.04(c). All book-entries and certificates representing shares of Parent Common Stock (including the amount of any dividends or other distributions payable with respect thereto pursuant to Section 2.04(c) and cash in lieu of any fractional shares of Parent Common Stock to be paid pursuant to Section 2.01(d)) are hereinafter referred to as the “Exchange Fund.”
(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time, but no later than five (5) business days after the Effective Time, Parent shall cause the Exchange Agent to transmit (or mail in the case of certificated shares of Company Common Stock) to each former holder of Company Common Stock, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to Company Common Stock shall pass, only upon delivery of Company Common Stock to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company) and (ii) instructions for use in effecting the surrender of Company Common Stock in exchange for whole shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.01(d) and any dividends or other distributions payable pursuant to Section 2.04(c). Upon surrender of certificates formerly representing Company Common Stock for cancellation and exchange to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the former holder of such Company Common Stock shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (after taking into account all Company Common Stock surrendered by such holder) to which such holder is entitled pursuant to Section 2.01 (which shall be in uncertificated book-entry form unless a physical certificate is requested), payment by check or cash in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 2.01(d) and any dividends or distributions payable pursuant to Section 2.04(c), and the Company Common Stock so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Company Common Stock is registered, it shall be a condition to the registration thereof that the surrendered Company Common Stock be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Company Common Stock or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.04(b), each share of Company Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.01(d) or Section 2.04(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.01(d) or Section 2.04(c).
(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered share of Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.01(d), until such Company Common Stock has been surrendered in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Company Common Stock, there shall be paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.01(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
(d)    No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued in accordance with the terms of this Article II upon the surrender of Company Common Stock and any cash paid pursuant to Section 2.01(d) or Section 2.04(c) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any shares of Company Common Stock are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II.
(f)    No Liability. None of the Company, Parent, Merger Sub I, Merger Sub II or the Exchange Agent or any of their respective directors, officers, employees or agents shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)    Withholding Taxes. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Stock Options, Company Restricted Shares or Company Restricted Stock Units such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld (which may be withheld through withholding of shares of Parent Common Stock) and paid over to the appropriate taxing authority shall be treated for all purposes under this Agreement as having been paid to the holder of Company Common Stock, Company Stock Options, Company Restricted Shares or Company Restricted Stock Units in respect of which such deduction or withholding was made.
(h)    Lost Certificates. If any certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the certificate deliverable in respect thereof pursuant to this Agreement.
Section 2.05    Equity Awards.
(a)    Adjustment of Equity Awards in Connection with the Merger. Except to the extent otherwise provided in Section 2.05(b):
(i)    Each award of Company Stock Options (a “Company Stock Option Award”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted, as of the Effective Time, into an award of options (an “Adjusted Stock Option Award”) to purchase the number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company Stock Option Award immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per share of Parent Common Stock, rounded up to the nearest whole cent, equal to the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to the Company Stock Option Award immediately prior to the Effective Time divided by the Exchange Ratio, with each Adjusted Stock Option Award otherwise to continue to be subject to the same terms and conditions as were applicable to the related Company Stock Option Award (including vesting conditions) immediately prior to the Effective Time;

(ii)    Each award of Company Restricted Shares (a “Company Restricted Share Award”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted as of the Effective Time into a restricted share award (an “Adjusted Restricted Share Award”) in respect of the number of shares of Parent Common Stock, rounded to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company Restricted Share Award immediately prior to the Effective Time by the Exchange Ratio, with each Adjusted Restricted Share Award otherwise to continue to be subject to the same terms and conditions as were applicable to the related Company Restricted Share Award (including vesting conditions) immediately prior to the Effective Time; and
(iii)    Each award of Company Restricted Stock Units (a “Company RSU Award”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted as of the Effective Time into a restricted stock unit award (an “Adjusted RSU Award”) in respect of the number of shares of Parent Common Stock, rounded to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by the Exchange Ratio, with each Adjusted RSU Award otherwise to continue to be subject to the same terms and conditions as were applicable to the related Company RSU Award (including vesting conditions) immediately prior to the Effective Time.
(b)    Certain Excepted Awards. Each performance-based Company RSU Award that was granted under the Company’s Long-Term Incentive Plan, whose performance period has not yet expired as of immediately prior to the Effective Time, and that by its terms in effect as of the date hereof will be subject to prorated vesting (based on the number of completed months between the commencement of the applicable performance period and the Effective Time), upon and by reason of the Effective Time, shall be settled for cash in accordance with such terms as soon as practicable (and in any event within three (3) days) following the Effective Time.
(c)    Treatment of Equity Awards Held by Bank Personnel in Connection with the Bank Spin-Off. All Company Stock Option Awards, Company Restricted Share Awards and Company RSU Awards (collectively, the “Company Equity Awards”) held as of immediately prior to the Distribution by current or former employees or directors of a Bank Subsidiary (exclusive of current employees or directors of the Company or any Company Subsidiary that is not a Bank Subsidiary) shall be converted, as of the Distribution, into awards in respect of ASB Hawaii shares. Following the conversion contemplated by this Section 2.05(c), the Company and its Affiliates shall have no obligation or other liability in respect of such Company Equity Awards and, in accordance with Section 5.04(a), shall be fully indemnified by ASB Hawaii for any liabilities relating thereto.
(d)    Company and Parent Actions. Prior to the Effective Time, the Company Board and/or the appropriate committee thereof shall adopt resolutions providing for, and shall take any other actions that are necessary to effect, the treatment of the Company Equity Awards as contemplated by this Section 2.05. As soon as reasonably practicable following the Effective Time, Parent shall file one or more appropriate registration statements (on Form S‑3 or Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Adjusted Stock Option Awards and in respect of the Adjusted Restricted Share Awards and Adjusted RSU Awards pursuant to this Section 2.05.
Section 2.06    Dividend Reinvestment Plan

. The Company shall take such action as may be necessary to cause the Company dividend reinvestment and stock purchase plan (the “Company DRIP”) to be terminated following the last regular quarterly dividend prior to the Closing Date (the “Final Exercise Date”). No further purchase right under the Company DRIP will be granted or exercised under the Company DRIP after the Final Exercise Date (except for the right to receive the Merger Consideration pursuant to Section 2.01). The Company shall provide timely notice of the setting of the Final Exercise Date and termination of the Company DRIP in accordance with the Company DRIP.

Article III
Representations and Warranties of the Company
Except (i) as set forth in the Company Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (the “Filed Company Reports”) (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other information set forth in such reports that is predictive, cautionary or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:
Section 3.01    Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the amended and restated articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Articles”) and the bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).
Section 3.02    Company Subsidiaries. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable (and no such securities or equity interests have been issued in violation of any preemptive or similar rights) and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, claims, restrictions, infringements, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.02 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries and each Company Subsidiary’s jurisdiction of incorporation or organization. The Company has made available to Parent true and complete copies of the articles of incorporation and bylaws (or equivalent constituent documents) of each Company Subsidiary in effect as of the date of this Agreement.
Section 3.03    Capital Structure.
(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock without par value and 10,000,000 shares of Company Preferred Stock without par value. At the close of business on November 28, 2014, (i) 102,565,266 shares of Company Common Stock were issued and outstanding, including shares of Company Common Stock held by the Company 401(k) Plan and 4,503 shares of Company Common Stock that were subject to Company Restricted Share Awards, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) an aggregate of 3,644,489 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which amount (A) 5,704 shares of Company Common Stock were subject to Company Stock Option Awards and (B) 1,663,912 shares of Company Common Stock were subject to Company RSU Awards (assuming satisfaction of any time-based or performance vesting conditions at maximum levels) and (v) an aggregate of 15,919,007 shares of Company Common Stock were reserved and available for issuance pursuant to the transactions listed in Section 3.03 of the Company Disclosure Letter.
(b)    All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the vesting of Company Restricted Stock and Company Restricted Stock Units will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right or subscription right, the Company Articles, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Common Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Except pursuant to the Company Stock Plans, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (“Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. No Company Subsidiary owns any shares of Company Common Stock or any other class or series of equity interests in the Company.
Section 3.04    Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Integrated Mergers, subject, in the case of the Integrated Mergers, to the receipt of the Company Shareholder Approval. The Company Board has adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (i) approving and adopting this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its shareholders and (iii) recommending that the Company’s shareholders approve this Agreement and directing that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for the approval of this Agreement by the affirmative vote of the holders of seventy-five percent (75%) of all the issued and outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve this Agreement or to consummate the Integrated Mergers (except for the filing of the Initial Articles of Merger, the Subsequent Certificate of Merger and other documents as required by the HBCA, the DGCL or the DLLCA). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, Merger Sub I and Merger Sub II, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.
Section 3.05    No Conflicts; Consents.
(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its obligations hereunder and the consummation of the Integrated Mergers will not, (i) conflict with, or result in any violation of any provision of, the Company Articles, the Company Bylaws or the comparable organizational documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any Company Subsidiary or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of, any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) subject to the Company Shareholder Approval and the filings and other matters referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any judgment, writ, order, injunction, ruling, determination, directive, award or settlement, or decree, whether civil, criminal or administrative (“Judgment”) or statute, law (state and federal, including common law and securities law and the law of any foreign jurisdictions), ordinance, code promulgated by any Governmental Entity, rule or regulation, including the rules and regulations of the NYSE, FERC and HPUC (“Law”), in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, (x) the Consents set forth on Section 3.05(a) of the Company Disclosure Letter under the heading “Company Required Consents” (the “Company Required Consents” and, together with the Parent Required Consents, the “Required Consents”) and (y) any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Integrated Mergers.
(b)    No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Integrated Mergers, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) in accordance with Regulation 14A promulgated under the Exchange Act of the Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Merger Consideration (the “Form S-4”), (C) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Spin-Off Registration Statement and (D) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement or the Integrated Mergers, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and such other Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under any other Antitrust Law, (iii) the filing of the Initial Articles of Merger with the Department of Commerce of the State of Hawaii and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of any jurisdiction in connection with the issuance of the Merger Consideration, (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Integrated Mergers and the listing of the Merger Consideration, (vi) the consent and approval of the Federal Energy Regulatory Commission (the “FERC”) under Section 203 of the Federal Power Act (the “FPA”), (vii) pre-approvals (“FCC Pre-Approvals”) of license transfers with the Federal Communications Commission (the “FCC”), (viii) notice to and approvals of the Hawaii Public Utilities Commission (the “HPUC”) to the extent required (the items set forth in clauses (vi) through (viii) collectively, the “Company Required Statutory Approvals”), (ix) such Consents, filings, notifications, restrictions and declarations, including with any applicable bank regulatory authority, as may be required to effect the Bank Spin-Off, (x) the Company Required Consents, (xi) notices, and such filings, consents and approvals as are required to be made or obtained under state or federal property transfer laws or Environmental Laws and (xii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Integrated Mergers.
Section 3.06    Company Reports; Financial Statements. (a) Each of the Company and HECO has furnished or filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company or HECO with the SEC since January 1, 2012 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement, the Form S-4 and the Spin-Off Registration Statement, being collectively referred to as the “Company Reports”). Each Company Report (i) at the time filed, complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, collectively the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company or of HECO included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company, HECO and the Company’s consolidated Subsidiaries, as the case may be, as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments). Other than HECO, none of the Company Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.
(b)    Each of the Company and the Company Subsidiaries is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of NYSE. Neither the Company nor any Company Subsidiary has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company.
(c)    As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company Reports applicable to them. None of the Company Reports is, to the Knowledge of the Company as of the date hereof, the subject of ongoing SEC review.
(d)    Neither the Company nor any Company Subsidiary is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or a Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or a Company Subsidiary in the Company Financial Statements or other Company Reports.
(e)    Neither the Company nor any Company Subsidiary has any liabilities of any nature (whether accrued, absolute, contingent or otherwise required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries), except liabilities (i) reflected or reserved against in the most recent audited balance sheet (including the notes thereto) of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business consistent with past practice after December 31, 2013, (iii) incurred in connection with the Integrated Mergers or any other transaction or agreement contemplated by this Agreement or (iv) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.
(f)    The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
Section 3.07    Absence of Certain Changes or Events. From January 1, 2014 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects consistent with past practice, and during such period there has not occurred:
(a)    any fact, circumstance, effect, change, event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;
(b)    other than regular quarterly dividends on the Company Common Stock and the Subsidiary Preferred Stock of the Company, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, the Company or the capital stock or voting securities of, or other equity interests in, any of the Company Subsidiaries (except for dividends or other distributions by any Company Subsidiary to the Company or to any other Company Subsidiary);
(c)    any split, reverse split, combination, subdivision or reclassification of any capital stock or voting securities of, or other equity interests in, the Company, or any securities convertible into or exercisable or exchangeable for capital stock or voting securities of, or other equity interests in, the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or voting securities of, or other equity interests in, the Company;
(d)    any incurrence of Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company or any Company Subsidiary, other than the issuance of commercial paper and borrowings under existing revolving credit facilities in the ordinary course of business, other than any such incurrences, guarantees, issuances, sales, warrants or borrowings which, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect;
(e)    (i) any grant by the Company to any director or executive officer of the Company of any material increase in compensation or benefits, in each case other than in the ordinary course of business, (ii) any grant by the Company to any director or executive officer of the Company of any increase in change in control, severance or termination pay, (iii) any establishment, adoption, entry into or amendment in any material respect of any Company Union Contract or Company Benefit Plan or Company Benefit Agreement, in each case other than in the ordinary course of business consistent with past practice, which changes could not reasonably be expected to materially increase the costs to the Company or any Company Subsidiary or (iv) the taking of any action to accelerate the time of vesting, funding or payment of any material compensation or benefits under any Company Benefit Plan or Company Benefit Agreement;
(f)    any change in financial accounting policies, methods, principles or practices by the Company or any Company Subsidiary, except insofar as may have been required by a change in GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board (the “PCAOB”)); or
(g)    any material Tax elections or changes in Tax accounting methods by the Company or any Company Subsidiary or any settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund, in each case other than in the ordinary course of business consistent with past practice or as required by Law.
Section 3.08    Taxes. (a) (i) Each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects and (ii) all material Taxes (whether or not shown to be due on such Tax Returns) have been timely paid in full.
(b)    (i) Neither the Company nor any Company Subsidiary has received written notice of any audit, examination, investigation or other proceeding from any taxing authority for any material amount of unpaid Taxes asserted against the Company or Company Subsidiary, which have not been fully paid or settled; (ii) there are no material Liens for Taxes on any of the assets of the Company or any Company Subsidiary other than (x) any Lien for Taxes not yet due and payable or (y) that are being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; and (iii) with respect to any tax years open for audit as of the date hereof, neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.
(c)    Each of the Company and each Company Subsidiary has properly withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party.
(d)    Neither the Company nor any Company Subsidiary has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(e)    Neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement (i) exclusively between or among the Company and Company Subsidiaries, (ii) with customers, vendors, lessors or similar third parties entered into in the ordinary course of business and not primarily related to Taxes or (iii) that as of the Closing Date is reasonably expected to terminate without any further material payments being required to be made.
(f)    Within the past three (3) years, except pursuant to the Bank Spin-Off, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
(g)    Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b) in any tax year for which the statute of limitations has not expired.
(h)    Neither the Company nor any Company Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Integrated Mergers and the Bank Spin-Off from qualifying for the Intended Tax Treatment.
(i)    There is no fact or circumstance relating to the Company or any Company Subsidiary, including any action that it has taken or agreed to take, that would be reasonably likely to prevent the Bank Spin-Off from being eligible for a valid Section 336(e) Election, assuming the Integrated Mergers are effected.
Except insofar as Section 3.07(g) and Section 3.09 relate to Taxes, this Section 3.08 contains the sole and exclusive representations and warranties of the Company relating to Taxes.

Section 3.09    Employee Benefits.
(a) Section 3.09(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and each material Company Benefit Agreement.
(b)    With respect to each material Company Benefit Plan and material Company Benefit Agreement (other than the Bank Benefit Plans and Bank Benefit Agreements), the Company has made available to Parent complete and accurate copies of (i) such Company Benefit Plan or Company Benefit Agreement (or, with respect to any such arrangement that is not in writing, a written description of the material terms thereof), including any amendment thereto, and to the extent applicable, summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the two most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and the two most recent annual information returns required to be filed with any Governmental Entity and (v) the most recently received IRS determination letter or opinion. Except as specifically provided in the foregoing documents made available to Parent, there are no amendments to any Company Benefit Plans or Company Benefit Agreements that have been adopted or approved nor has the Company or any Company Subsidiary undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans or Company Benefit Agreements. No Company Benefit Plan or Company Benefit Agreement is maintained outside the jurisdiction of the United States, or covers any Company Personnel residing or working outside of the United States.

(c)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and each Company Benefit Agreement has been maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no pending or, to the Knowledge of the Company, threatened proceedings against any Company Benefit Plan or Company Benefit Agreement or any fiduciary thereof, or the Company or any Company Subsidiary with respect to any Company Benefit Plan or Company Benefit Agreement and (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any Company Commonly Controlled Entity to any Company Benefit Plan have been made on or before their applicable due dates. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Company Benefit Plan or Company Benefit Agreement or their related trusts that would reasonably be expected to result in a liability of the Company or a Company Commonly Controlled Entity. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan or Company Benefit Agreement is under audit or is the subject of an administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor is any such audit or other administrative proceeding, to the Knowledge of the Company, threatened.
(d)    Section 3.09(d) of the Company Disclosure Letter sets forth each Company Benefit Plan and Company Benefit Agreement that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Except as would not reasonably be expected to have a Company Material Adverse Effect, no changes have occurred with respect to the financial condition of any Title IV Plan since the date of the most recent actuarial valuation report of such Title IV Plan. No Company Benefit Plan or Company Benefit Agreement is a multiemployer plan, as defined in Section 3(37) of ERISA, or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and neither the Company nor any Company Commonly Controlled Entity has contributed to or been obligated to contribute to any such plan within the six years preceding this Agreement. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has incurred any Controlled Group Liability (as defined below) that has not been satisfied in full nor do any circumstances exist that could reasonably be expected to give rise to any Controlled Group Liability (other than for the payment of premiums to the Pension Benefit Guaranty Corporation). For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412, 430 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or (E) under corresponding or similar provisions of foreign Laws.
(e)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and such plan has received a currently effective favorable determination letter or opinion to that effect from the IRS and, to the Knowledge of the Company, there is no reason why any such determination letter should be revoked or not be reissued.
(f)    Except for any liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, other than coverage or benefits required to be provided under Section 4980(B)(f) of the Code or applicable Law, and (ii) to the Knowledge of the Company, the Company and all Company Subsidiaries have reserved the right to amend, terminate or modify at any time all Company Benefit Plans or Company Benefit Agreements providing for retiree health or medical or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit the Company’s or any Company Subsidiaries’ right to amend, terminate or modify any such benefits.
(g)    None of the execution and delivery of this Agreement, the performance by either party of its obligations hereunder or the consummation of the Integrated Mergers (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Company Personnel to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) to the Knowledge of the Company, impose any restrictions or limitations on the Company’s or any Company Subsidiary’s rights to administer, amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or Company Benefit Agreement or (iv) result in any payment that could, individually or in combination with any other such payment, not be deductible under Section 280G of the Code. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of Company Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.
(h)    Each Company Benefit Plan and Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been maintained and operated in all material respects in accordance with the provisions of Section 409A of the Code. Each Company Stock Option that was not vested as of December 31, 2004 was granted with an exercise price at least equal to the fair market value, as determined under Section 409A of the Code, of a share of Company Common Stock on the applicable date of grant.
Section 3.10    Labor and Employment Matters.
(a)    Except as set forth in Section 3.10 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or other labor Contract with respect to any of their respective employees (the “Company Union Contracts”), and no employee of the Company or any Company Subsidiary is represented by any other labor union or labor organization. There are no representation or certification proceedings pending, or (to the Knowledge of the Company) threatened in writing to be brought, or filed, with the National Labor Relations Board, and, there are no labor union organizing activities, with respect to employees of the Company or any Company Subsidiary, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. From January 1, 2012 until the date of this Agreement, there have been no labor strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or threatened in writing against or affecting the Company or any Company Subsidiary, other than any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no unfair labor practice proceeding or other proceeding alleging violation of Laws pertaining to labor relations or employment matters before the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Entity pending or threatened in writing against the Company or any Company Subsidiary, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(b)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters, and (ii) each individual who renders services to the Company or any Company Subsidiary who is classified by the Company or such Company Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under the Company Benefit Plans and Company Benefit Agreements) is properly so characterized. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has effectuated a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, and any applicable state or local mass layoff or plant-closing Laws, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Company Subsidiary, without complying with all provisions of such Laws, or implemented any early retirement, separation or window program within the 24 months prior to the date of this Agreement, nor has the Company or any Company Subsidiary announced any such action or program for the future.
Section 3.11    Litigation. There is no suit, action, claim, arbitration, mediation, conciliation, consent decree, audit, review or investigation, charge or other proceeding, whether at Law or in equity, before any Governmental Entity, arbitrator or mediator (each, an “Action”) pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary or any of their respective properties or rights, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against any officer or director of the Company that is reasonably likely to result in any liability on the part of the Company, whether or not such liability is insured. There is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
Section 3.12    Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws and Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no Action is pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. This Section 3.12 does not relate to Tax matters, Employee Benefits matters, Labor and Employment matters, Environmental matters or Intellectual Property matters, which are addressed in Sections 3.08, 3.09, 3.10, 3.14 and 3.17, respectively.
Section 3.13    Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or any anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Articles or Company Bylaws is applicable to the Integrated Mergers.

Section 3.14    Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:
(a)    The Company and the Company Subsidiaries are in compliance with all Environmental Laws, and, except for matters that have been fully resolved, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law (an “Environmental Permit”);
(b)    With respect to all Environmental Permits necessary to conduct the respective operations of the Company or the Company Subsidiaries as currently conducted, (A) the Company and each of the Company Subsidiaries have obtained and are in compliance with, or have filed timely applications for, all such Environmental Permits, (B) all such Environmental Permits are valid and in good standing, (C) neither the Company nor any Parent Subsidiary has received notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits or indicating that any such Environmental Permit will not be renewed in the ordinary course with substantially the same terms and conditions in the current permit, and (D) no such Environmental Permits will be subject to modification, termination or revocation as a result of the Integrated Mergers;
(c)    There are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries that have not been fully and finally resolved;
(d)    To the Knowledge of the Company, there is no specific present or past action, activity, circumstance, condition, event or incident, including the Release, threatened Release of, or exposure to or presence of, any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries including as such Environmental Claim relates to former assets, operations or businesses of the Company or any Company Subsidiary or any off-site location; and
(e)    The Company has delivered or otherwise made available for inspection to Parent true and complete copies and results of any material reports, studies, analyses, tests or monitoring prepared since January 1, 2012 and in the possession of the Company or any Company Subsidiary pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries.
(f)    For purposes of this Agreement:
(i)    “Environmental Claim” means any claim, action, administrative, regulatory or judicial actions, suits, orders, demands, claims, Liens, investigations or proceedings against the Company or any of the Company Subsidiaries asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (x) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Company or any Company Subsidiary, or (y) circumstances forming the basis of any violation, or alleged violation, of Environmental Law or any Environmental Permit.

(ii)    “Environmental Laws” means all applicable Laws or Judgments issued, promulgated by or with any Governmental Entity relating to pollution or protection of or damage to the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species, the climate or human health and safety as it relates to exposure to hazardous or toxic materials, including Laws relating to the exposure to, or Release or threatened Release of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.
(iii)    “Hazardous Materials” means (x) petroleum, coal tar and other hydrocarbons and any derivatives or by-products, explosive or radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, urea formaldehyde insulation, chlorofluorocarbons and other ozone-depleting substances and (y) any other chemical, material, substance or waste that is regulated as a pollutant, a contaminant, hazardous or toxic under any Environmental Law.
(iv)    “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
The representations and warranties contained in this Section 3.14 are the Company’s sole and exclusive representations relating to environmental matters.
Section 3.15    Contracts.
(a) Other than this Agreement, the Bank Spin-Off Agreements (when entered into pursuant to Section 5.04), and any Contract entered into after the date of this Agreement and prior to the Closing Date ( when permitted under Section 5.01(a)) neither the Company nor any Company Subsidiary is a party to or bound by:
(i)    any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed;
(ii)    any Contract imposing any material restriction on the right of the Company or any Company Subsidiary (other than the Bank Subsidiaries) to (A) compete with any other Person, (B) acquire or dispose of the securities of any other Person or (C) engage or compete in any line of business or in any geographic area or that contains restrictions on pricing or exclusivity or non-solicitation provisions with respect to customers; or
(iii)    other than Contracts entered into in the ordinary course of business that, by their terms, (x) have a term of less than one year, (y) are fully terminable by the Company or such Company Subsidiary without any material fee, penalty or liability payable in connection therewith and (z) do not involve potential payments or obligations by any party in excess of $50,000,000, (A) any material coal, diesel, natural gas, liquefied natural gas, liquefaction, transportation, power sale, power purchase or offtake agreement or other fuel purchase, sale or transportation agreement, (B) any agreement that contains material “take or pay,” “liquidated damages,” “termination, closeout or liquidation” or other similar provisions or (C) any contract that does not by its terms fully expire, or is not by its terms fully terminable by the Company or such Company Subsidiary without any material fee, penalty or liability payable in connection therewith, not later than two (2) years after the date hereof, and that involves potential payments or obligations by any party in excess of $50,000,000.
All Contracts of the type referred to in clauses (i) (whether or not such Contracts have been filed by the Company or any Company Subsidiary with the SEC), (ii) or (iii) of this Section 3.15(a) are referred to herein as “Company Material Contracts.”
(b)    Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 3.15(b), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Company Material Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.
Section 3.16    Real Property.
(a) With respect to each material real property owned by the Company or any Company Subsidiary as of the date hereof (such property collectively, the “Company Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Company Subsidiary has insurable fee simple title to such Company Owned Real Property, free and clear of all Liens other than conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not materially adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances” ) and (ii) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon. As of the date hereof, neither the Company nor any Company Subsidiary has received notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding options or rights of first refusal which have been granted by the Company or any Company Subsidiary to third parties to purchase any Company Owned Real Property other than such options or rights that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement (collectively, the “Company Real Property Leases”) under which the Company or any of the Company Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Company Leased Real Property”) at which the material operations of the Company or any of the Company Subsidiaries are conducted as of the date hereof, is valid, binding and in full force and effect, (ii) neither the Company nor any of the Company Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy a material portion of a Company Leased Real Property that would reasonably be expected to materially adversely affect the existing use of the Company Leased Real Property by the Company in the operation of its business thereon, and (iii) no uncured default of a material nature on the part of the Company or, if applicable, the Company Subsidiary or, to the Knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, in each parcel of Company Leased Real Property, free and clear of all Liens except for Permitted Encumbrances. As of the date hereof, neither the Company nor any of the Company Subsidiaries has received notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
This Section 3.16 does not relate to environmental matters or intellectual property matters, which are the subject of Section 3.14 and Section 3.17, respectively.
Section 3.17    Intellectual Property.
(a) To the Knowledge of the Company, (i) the Company and the Company Subsidiaries own or have the right to use all Intellectual Property used in their business as presently conducted and (ii) no person is violating any material Intellectual Property owned by the Company and the Company Subsidiaries, except in each case (i) and (ii) as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no material litigations, arbitrations, mediations or adversarial proceedings before any Governmental Authority with responsibility for Intellectual Property pending or, to the Knowledge of the Company, threatened in the six (6) months prior to the date of this Agreement (a) by a third party against the Company and the Company Subsidiaries that assert infringement of such third party’s Intellectual Property by the Company and the Company Subsidiaries or (b) by the Company or the Company Subsidiaries against any third party that assert infringement of the Company’s and the Company Subsidiaries’ Intellectual Property, except in each case (a) and (b) as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    For purposes of this Agreement, the following term has the following meaning:
“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign: trademarks, service marks, service names, Internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, proprietary rights in databases to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.
Section 3.18    Insurance. The Company and Company Subsidiaries maintain insurance in such amounts and against such risks substantially as is customary for the industries in which it and the Company Subsidiaries operate (taking into account the geographic location and other circumstances of the Company and the Company Subsidiaries), including all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any Company Subsidiary (the “Insurance Policies”). The Insurance Policies are in full force and effect and all premiums due with respect to all Insurance Policies have been paid as of the date of this Agreement, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.
Section 3.19    Regulatory Status.
(a) Each of the Company and HECO is (i) a “public utility holding company” under the Public Utility Holding Company Act of 2005 (“PUHCA 2005”) and (ii) satisfies the criteria set forth in Section 366(c)(1) of FERC’s regulations (18 CFR § 366.3(c)(1)) for single-state holding companies and therefore is entitled to a waiver of FERC’s accounting and recording-keeping requirements under PUHCA 2005 set forth at Sections 366.21, 22 and 23 of FERC’s regulations (18 CFR § 366.21, 22 and 23)). The Company is regulated as a “public utility holding company” in the State of Hawaii. None of the Company or the Company Subsidiaries is regulated as a public utility under the FPA. Other than Hawaiian Electric Company, Inc., a Hawaii corporation (“HECO”), Hawaii Electric Light Company, Inc., a Hawaii corporation (“HELCO”) and Maui Electric Company, Limited, a Hawaii corporation, (“MECO”), none of the Company Subsidiaries is regulated as a public utility under applicable Law of the State of Hawaii or is subject to such regulation by any state.
(b)    ASB is (i) a federal savings bank chartered under the Home Owners’ Loan Act and authorized thereunder to transact the business of banking, (ii) an insured depository institution under the applicable provisions of the Federal Deposit Insurance Act and (iii) subject to supervision, regulation and enforcement by the Office of the Comptroller of the Currency (the “OCC”). The Company is (i) a grandfathered unitary savings and loan holding company registered under Section 10 of the Home Owners’ Loan Act and (ii) subject to supervision, regulation and enforcement by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).
(c)    All filings (other than immaterial filings) required to be made by the Company or any of the Company Subsidiaries since January 1, 2012, with the FERC, the HPUC, the OCC and the Federal Reserve, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.20    Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Integrated Mergers based upon arrangements made by or on behalf of the Company.
Section 3.21    Opinion of Financial Advisor. The Company has received an opinion from the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be paid to the holders of Company Common Stock (other than Excluded Holders) is fair, from a financial point of view, to such holders. For purposes hereof, “Excluded Holders” shall refer to the Company, the Company Subsidiaries or Parent, each in their capacity as holders of any Company Common Stock.
Section 3.22    Ownership of Parent Common Stock. Neither the Company nor any Company Subsidiaries or other affiliates beneficially owns (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Parent Common Stock or any other class or series of Parent Common Stock.
Section 3.23    No Additional Representations. The Company and each Company Subsidiary acknowledge that (a) none of Parent, Merger Sub I and Merger Sub II or any Person on behalf of any of them makes any other express or implied representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement, (b) it has relied solely on the representations and warranties of Parent, Merger Sub I and Merger Sub II contained in this Agreement and (c) it has not been induced to enter into this Agreement by any representation, warranty or other statement of or by Parent, Merger Sub I or Merger Sub II or any other Person on behalf of any of them, and specifically (but without limiting the generality of the foregoing), each of the Company and each Company Subsidiary acknowledge that none of Parent, Merger Sub I and Merger Sub II or any Person on behalf of any of them makes any express or implied representation or warranty with respect to (x) any projections, estimates or budgets delivered or made available to Parent, Merger Sub I or Merger Sub II (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (y) the future business and operations of Parent, Merger Sub I or Merger Sub II and their respective Subsidiaries.

Article IV
Representations and Warranties of Parent, Merger Sub I and Merger Sub II
Except (i) as set forth in the Parent Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors,” or “Forward-Looking Statements” and any other information set forth in such reports that is predictive, cautionary or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by Parent to the Company prior to the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent, Merger Sub I and Merger Sub II represent and warrant to the Company as follows:
Section 4.01    Organization, Standing and Power. Each of Parent and each of Parent’s significant Subsidiaries, as defined in Rule 1-02(w) of Regulation S-K (the “Parent Subsidiaries”), is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized

(in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the amended and restated articles of incorporation of Parent in effect as of the date of this Agreement (the “Parent Articles”) and the bylaws of Parent in effect as of the date of this Agreement (the “Parent Bylaws”).
Section 4.02    Parent Subsidiaries. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable (and no such securities or equity interests have been issued in violation of any preemptive or similar rights) and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.
Section 4.03    Capital Structure.
(a) The authorized capital stock of Parent consists of 800,000,000 shares of Parent Common Stock and 100,000,000 shares of Parent’s serial preferred stock par value $0.01 per share (the “Parent Preferred Stock”). At the close of business on November 28, 2014, (i) 436,561,032 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Common Stock were held by Parent in its treasury, (iv) 1,174,506 shares of Parent Common Stock were held by the Parent Employee Stock Ownership Plan and (v) an aggregate of 15,816,347 shares of Parent Common Stock were reserved or available for issuance pursuant to the Parent Stock Plans, of which (A) 2,903,435 shares of Parent Common Stock were subject to options to purchase Parent Common Stock, (B) 262,818 shares of Parent Common Stock were subject to vested and unvested awards wherein the issuance of such shares of Parent Common Stock has been deferred or otherwise not yet occurred as of November 28, 2014 and (C) 2,287,824 shares of Parent Common Stock were subject to performance share awards for Parent Common Stock (assuming satisfaction of any performance vesting conditions at maximum levels).
(b)    All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock that may be issued upon the exercise of options to purchase Parent Common Stock will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Florida Business Corporations Act (the “FBCA”), the Parent Articles, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the FBCA, the Parent Articles, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. Except as set forth above in this Section 4.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or (z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Common Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Except pursuant to the Parent Stock Plans, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent. Except for this Agreement, neither Parent nor any of the Parent Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.
Section 4.04    Authority; Execution and Delivery; Enforceability. Each of Parent, Merger Sub I and Merger Sub II has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Integrated Mergers. The Parent Board has adopted resolutions (i) approving this Agreement, (ii) determining that entering into this Agreement is in the best interests of Parent and its shareholders and (iii) approving the issuance of Parent Common Stock constituting the Merger Consideration. Such resolutions have not been amended or withdrawn as of the date of this Agreement. Parent, as the sole shareholder of Merger Sub I, has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Initial Merger by Merger Sub I. Parent, as the sole manager of Merger Sub II, has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Subsequent Merger by Merger Sub II. No other corporate proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Integrated Mergers. Parent, Merger Sub I and Merger Sub II have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II, enforceable against it in accordance with its terms.
Section 4.05    No Conflicts; Consents.
(a) The execution and delivery of this Agreement by Parent, Merger Sub I and Merger Sub II does not, and the performance by each of Parent, Merger Sub I and Merger Sub II of its obligations hereunder and the consummation of the Integrated Mergers will not, (i) conflict with, or result in any violation of any provision of, the Parent Articles, the Parent Bylaws or the comparable organizational documents of any Parent Subsidiary (including the certificate of formation and the limited liability company agreement of Merger Sub II), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any Contract to which Parent or any Parent

Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, (A) the Consents set forth on Section 3.05(a) of the Parent Disclosure Letter under the heading “Parent Required Consents” (the “Parent Required Consents”) and (B) any matters that, individually or in the aggregate, would not prevent or materially impede, interfere with, hinder or delay the consummation of the Integrated Mergers.
(b)    No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity, is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Integrated Mergers, other than (i) (A) the filing with the SEC of the Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, (ii) compliance with and filings under the HSR Act, and such other Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under any other Antitrust Law, (iii) such Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of any jurisdiction in connection with the issuance of the Merger Consideration, (iv) such filings with and approvals of the NYSE as are required to permit the consummation of the Integrated Mergers and the listing of the Merger Consideration, (v) the approval of the FERC under Section 203 of the FPA, (vi) FCC Pre-Approvals of license transfers with the FCC (the items set forth in clauses (v) and (vi), collectively, the “Parent Required Statutory Approvals”), (vii) notices, and such filings, consents and approvals as are required to be made or obtained under state or federal property transfer laws or Environmental Laws, (viii) the Parent Required Consents and (ix) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not prevent or impede, interfere with, hinder or delay the consummation of the Integrated Mergers.
Section 4.06    Parent Reports; Financial Statements.
(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2012 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement and the Form S-4, being collectively referred to as the “Parent Reports”). Each Parent Report (i) at the time filed, complied in all material respects with the requirements of the Exchange Act, the Securities Act, or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments).
(b)    Neither Parent nor any Parent Subsidiary has any liabilities of any nature (whether accrued, absolute, contingent or otherwise required by GAAP to be set forth on a consolidated balance sheet of Parent and the Parent Subsidiaries), except liabilities (i) reflected or reserved against in the most recent audited balance sheet (including the notes thereto) of Parent and the Parent Subsidiaries included in the Parent Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business consistent with past practice after December 31, 2013, (iii) incurred in connection with the Integrated Mergers or any other transaction or agreement contemplated by this Agreement or (iv) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect.
(c)    Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents and (ii) Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, known to Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.
(d)    None of the Parent Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.
Section 4.07    Absence of Certain Changes or Events. From January 1, 2014 to the date of this Agreement, each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course in all material respects consistent with past practice, and during such period there has not occurred:
(a)    any fact, circumstance, effect, change, event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;
(b)    any split, reverse split, combination, subdivision or reclassification of any capital stock or voting securities of, or other equity interests in, Parent, or any securities convertible into or exercisable or exchangeable for capital stock or voting securities of, or other equity interests in, Parent or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or voting securities of, or other equity interests in, Parent; or
(c)    any change in financial accounting methods, policies, principles or practices by Parent or any Parent Subsidiary, except insofar as may have been required by a change in GAAP or by any Governmental Entity (including the SEC or the PCAOB).
Section 4.08    Taxes.
(a) (i) Each of Parent and the Parent Subsidiaries has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects and (ii) all material Taxes (whether or not shown to be due on such Tax Returns) have been timely paid in full.
(b)    Neither Parent nor any of the Parent Subsidiaries has taken any action or knows of any fact that could reasonably be expected to prevent the Integrated Mergers and the Bank Spin-Off from qualifying for the Intended Tax Treatment.
(c)    There is no fact or circumstance relating to Parent or any Parent Subsidiary, including any action that it has taken or agreed to take, that would be reasonably likely to prevent the Bank Spin-Off from being eligible for a valid Section 336(e) Election, assuming the Integrated Mergers are effected.
Except for the last sentence of Section 4.14, this Section 4.08 contains the sole and exclusive representations and warranties of Parent, Merger Sub I and Merger Sub II relating to Taxes.
Section 4.09    Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against or affecting Parent or any Parent Subsidiary or any of their respective properties or rights, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
Section 4.10    Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no Action pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit.
Section 4.11    Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Integrated Mergers based upon arrangements made by or on behalf of Parent, Merger Sub I or Merger Sub II.
Section 4.12    Merger Sub I. Parent is the sole shareholder of Merger Sub I. Merger Sub I has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Initial Merger and this Agreement. Merger Sub I has not, since the date of its formation, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.
Section 4.13    Merger Sub II. Parent is the sole member and manager of Merger Sub II. Merger Sub II has not, since its filing date, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub II is disregarded as separate from Parent for U.S. federal income tax purposes.
Section 4.14    Ownership of Company Common Stock. Neither Parent nor any Parent Subsidiaries or other affiliates beneficially owns (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other class or series of equity interests in the Company.
Section 4.15    Regulatory Status. Parent is a public utility holding company under PUHCA 2005. Neither Merger Sub I nor Merger Sub II is a public utility holding company under PUHCA 2005. None of Parent, Merger Sub I or Merger Sub II is a public utility under the FPA.
Section 4.16    Nuclear Matters.
(a)    Operations of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by Parent or any Parent Subsidiary (collectively, the “Parent Nuclear Facilities”) are and have been conducted in compliance with all applicable Laws and Permits, except for such failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Nuclear Facilities maintains, and is in compliance with, emergency plans designed to respond to an unplanned release therefrom of radioactive materials and each such plan conforms with the requirements of applicable Laws, (ii) the plans for the decommissioning of each of the Parent Nuclear Facilities and for the storage of spent nuclear fuel generated or expected to be generated at each Parent Nuclear Facility, in each case, conform with the requirements of applicable Laws, and solely with respect to the portion of the Parent Nuclear Facilities owned, directly or indirectly, by Parent, funded consistent with applicable Laws and (iii) the operations of the Parent Nuclear Facilities are not the subject of any outstanding notices of violation, any ongoing proceeding, heightened or additional inspections above the Nuclear Regulatory Commission (the “NRC”) baseline inspection program or requests for information from the NRC or any other agency with jurisdiction over such facility. As of the date of this Agreement, no Parent Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Plant Performance. Liability insurance to the full extent required by applicable Law for operating the Parent Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    Foreign Ownership or Control. Parent and each Parent Subsidiary owning directly or indirectly in whole or part a Parent Nuclear Facility, in each case conforms to the restrictions on foreign ownership, control or domination contained in Sections 103d and 104d of the Atomic Energy Act of 1954, as applicable, and the NRC’s regulations in 10 C.F.R. § 50.38. Neither Parent nor any Parent Subsidiary owning directly or indirectly in whole or part a Parent Nuclear Facility is currently owned, controlled or dominated by a foreign entity and none will become owned, controlled or dominated by a foreign entity before the Effective Time.

Section 4.17    Derivative Products.
(a)    All Derivative Products entered into for the account of Parent or any of the Parent Subsidiaries since January 1, 2012 were entered into in accordance with (i) established risk parameters, limits and guidelines (qualitative or quantitative) and in compliance with the risk management policies approved by the Parent Board and in effect on the date hereof, including trade compliance, credit risk and/or code of conduct policies (collectively, the “Parent Trading Policies”), with exceptions having been handled in all material respects according to Parent’s risk management processes as in effect at the time at which such exceptions were handled, to restrict the level of risk that Parent or any of the Parent Subsidiaries is authorized to take, individually and in the aggregate, with respect to Derivative Products and monitor compliance with such risk parameters and (ii) applicable Law and policies of any Governmental Entity, except, in each case, for such failures to be entered into in accordance with such parameters, limits and guidelines and applicable Law and policies as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    From January 1, 2012 to the date of this Agreement, at no time has the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Parent Position”) not been within the risk parameters in all material respects that are set forth in the Parent Trading Policies except for such Net Parent Positions that have been subsequently corrected in accordance with the Parent Trading Policies.
Section 4.18    No Additional Representations. Each of Parent, Merger Sub I and Merger Sub II acknowledge that (a) none of the Company, the Company Subsidiaries or any Person on behalf of the Company makes any other express or implied representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement, (b) it has relied solely on the representations and warranties of the Company contained in this Agreement and (c) it has not been induced to enter into this Agreement by any representation, warranty or other statement of or by the Company, any Subsidiary or any other Person on behalf of the Company, and specifically (but without limiting the generality of the foregoing), each of Parent, Merger Sub I and Merger Sub II acknowledge that none of the Company, the Company Subsidiaries or any Person on behalf of the Company makes any express or implied representation or warranty with respect to (x) any projections, estimates or budgets delivered or made available to Parent, Merger Sub I or Merger Sub II (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (y) the future business and operations of the Company and the Company Subsidiaries.

Article V
Covenants Relating to Conduct of Business
Section 5.01    Conduct of Business.
(a)    Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement, or as required by the HPUC Proceedings (the conduct of which shall be governed by Section 5.02), or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, the Company shall use reasonable best efforts to, and to cause each Company Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice, in each case in all material respects and (y) preserve intact its business organization and relationships with employees, customers, suppliers and Governmental Entities. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement, or as required by a Governmental Entity (including pursuant to an order issued by the HPUC) or by applicable Law, or as required by the HPUC Proceedings (the conduct of which shall be governed by Section 5.02), or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:
(i)    declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (A) subject to Section 6.14, regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock, with declaration, record and payment dates in accordance with the Company’s past practice and not to exceed $0.31 per share per quarter, (B) dividends and distributions by a direct or indirect Company Subsidiary to its parent with declaration, record and payment dates in accordance with such Subsidiary’s past practice, (C) regular quarterly cash dividends payable by HECO, HELCO and MECO in respect of shares of Subsidiary Preferred Stock, (D) a special cash dividend in respect of shares of Company Common Stock payable by the Company immediately prior to the Effective Time in the amount of $0.50 per share of Company Common Stock and (E) the Distribution pursuant to the Bank Spin-Off Agreements;
(ii)    split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(a)(iv) or as required to effect the Bank Spin-Off;
(iii)    repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (A) the acquisition by the Company of shares of Company Common Stock (1) in the open market to satisfy its obligations under all Company Benefit Plans or under the Company DRIP, in accordance with the terms of such plans and (2) in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards and (D) under the Equity Forward Contract;
(iv)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any

Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Common Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary or (F) any Company Voting Debt, in each case other than (x) the issuance, in the ordinary course of business consistent with past practice, of shares of Company Common Stock upon the exercise of Company Stock Options or pursuant to the settlement of Company Restricted Shares or Company Restricted Stock Units, including such awards granted under the Company’s Long-Term Incentive Plan, in each case outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement or granted after the date of this Agreement to the extent permitted by this Agreement and (y) the issuance of shares of Company Common Stock (including newly issued shares) under the Company DRIP and under the Equity Forward Contract, provided that issuances under this clause (y) are solely in connection with the financing of capital expenditures permitted under Section 5.01(a)(xi) hereof and are made in compliance with applicable orders of the HPUC (including with respect to required debt-to-equity ratios) or in amounts necessary to maintain the present capital structure of the Company consistent with past practice;
(v)    (A) grant to any Company Personnel any increase in compensation or benefits (including paying to any Company Personnel any amount not due) other than in the ordinary course consistent with past practice and in no event in a manner more favorable than the course of practice disclosed by the Company to Parent prior to the date hereof, (B) grant to any Company Personnel any increase in change in control, severance or termination pay, (C) establish, adopt, enter into, amend in any material respect or terminate any Company Union Contract or Company Benefit Plan or Company Benefit Agreement (or any plan or agreement that would be a Company Union Contract, Company Benefit Plan or Company Benefit Agreement if in existence on the date hereof) or (D) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, except in the case of the foregoing clauses (A) through (D) for actions required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement, and otherwise in accordance with the terms and conditions of this Agreement;
(vi)    (A) hire, terminate or promote any individual who is or would be Company Personnel, except in the case of individuals below the level of Vice President (or individuals who would be below the level of Vice President following such promotion) in the ordinary course of business consistent with practice or (B) transfer any individual to any of the Bank Subsidiaries, or transfer any individual from a Bank Subsidiary to the Company or any Company Subsidiary (other than the Bank Subsidiaries);
(vii)    make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in

GAAP or by any Governmental Entity (including the SEC or the PCAOB) (in each case after the date of this Agreement);
(viii)    make any acquisition of a business (including by merger, consolidation or acquisition of stock or assets);
(ix)    other than purchases and sales of inventory and supplies in the ordinary course of business, consistent with past practice, (A) acquire or agree to acquire any tangible properties or assets, (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise dispose of (other than dispositions to the Company and any Company Subsidiary (other than the Bank Subsidiaries)) any tangible property or assets or (C) encumber or subject to any Lien any tangible properties or assets or any interests therein, in each case, that individually or in the aggregate, have a fair market value in excess of $50 million;
(x)    incur any Indebtedness, except for, in each case, in the ordinary course consistent with past practice, (A) as reasonably necessary to finance capital expenditures permitted under Section 5.01(a)(xi) hereof and to comply with applicable orders of the HPUC (including with respect to required debt-to-equity ratios) or to maintain the present capital structure of the Company consistent with past practice, (B) Indebtedness in replacement of existing Indebtedness, provided that (x) the Distribution, the Integrated Mergers and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness, (y) such replacement Indebtedness shall be on substantially similar terms or terms that are more favorable to the Company, and shall be for the same or lesser principal amount, as the Indebtedness being replaced and (z) such replacement Indebtedness shall be prepayable by the Company or the Company Subsidiaries, as applicable, at any time without premium or penalty and on same day notice, (C) guarantees by any Company Subsidiary of Indebtedness of any other Company Subsidiary (other than the Bank Subsidiaries) existing as of the date of this Agreement or permitted to be incurred by any such Subsidiary after the date hereof, (D) guarantees and other credit support by the Company of obligations of any Company Subsidiary (other than the Bank Subsidiaries), (E) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms) or existing commercial paper programs or (F) Indebtedness in amounts necessary to maintain the capital structure of the Company Subsidiaries, as authorized by the HPUC, and to maintain the present capital structure of the Company consistent with past practice;
(xi)    make, or agree or commit to make, any capital expenditure in any fiscal year except (A) in accordance with the capital plan set forth in Section 5.01(a)(xi) of the Company Disclosure Letter, plus a ten percent (10%) variance for each principal category set forth in such capital plan, (B) for capital as and when required to respond consistent with past practice to operational emergencies, equipment failures or outages and (C) as required by Law or a Governmental Entity, including the HPUC;
(xii)    (A) other than in the ordinary course of business consistent with past practice and in each case other than with respect to the Equity Forward Contract, (1) enter into, terminate or amend in any material respect any material Contract,

(2) consent to any extension or continuation of any material Contract or take any other action which would result in a material Contract to continue or be extended that would otherwise terminate or expire without the taking of such action or (3) waive any material right under any material Contract, (B) enter into, terminate or amend in any material respect any Contract of the type referred to in clauses (ii) or (iii) of Section 3.15(a), (C) terminate or amend in any material respect the Equity Forward Contract or (D) issue or release any request for proposal or bid request, or initiate or carry on any similar process, with a view to negotiating or entering into any Contract contemplated by clauses (A) or (B) hereof;
(xiii)    make any material Tax election (other than a Section 336(e) Election), change any material method of Tax accounting, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return, in each case other than in the ordinary course of business consistent with past practice or as required by Law or to consummate the Bank Spin-Off;
(xiv)    except as disclosed in Section 5.01(a)(xiv) of the Company Disclosure Letter or with respect to any of the Bank Subsidiaries in order to facilitate consummation of the Bank Spin-Off, adopt any amendment to the certificate of incorporation or bylaws (or other equivalent organizational documents);
(xv)    take any action that would result in the Company or any Company Subsidiary (other than the Bank Subsidiaries) becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;
(xvi)    waive, release, assign, settle or compromise any claim, action, suit or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (I) equal to or less than the amounts specifically reserved with respect thereto on the balance sheet of the Company as of September 30, 2014 included in the Filed Company Reports or (II) that do not exceed $10,000,000 in the aggregate and (B) with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and the Company Subsidiaries (other than the Bank Subsidiaries), taken as a whole;
(xvii)    take any action that would be reasonably likely to delay or hinder the consummation of the Integrated Mergers or that would present a significant risk of materially delaying or making it materially more difficult for the Company or any Company Subsidiary to obtain the Required Consents and the Company Required Statutory Approvals; or
(xviii)    authorize, agree in writing or otherwise or enter into any Contract to do any of the foregoing.

(b)    Conduct of Business by Parent. Except as otherwise expressly permitted or as otherwise contemplated by this Agreement or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Parent shall not and shall not permit any Parent Subsidiary to take any action, other than as contemplated by this Agreement, that would be reasonably likely to delay or hinder the consummation of the Integrated Mergers, including seeking to acquire or acquiring any “electric utility company” or “gas utility company” (as each such term is defined in Section 366.1 of FERC’s regulations (18 CFR § 366.1) or any oil trading or distribution company, in each case in the State of Hawaii, other than the transactions contemplated by this Agreement, that would present a significant risk of materially delaying or making it materially more difficult for the Parent, Merger Sub I, Merger Sub II or the Company to obtain their respective Required Consents, the Parent Required Statutory Approvals and the Company Required Statutory Approvals.
(c)    No Control of the Company’s Business. Parent acknowledges and agrees that (i) nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) subject to the covenants, agreements and obligations of the Company and the Company Subsidiaries set forth in this Agreement prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.
(d)    Advice of Changes. Each of Parent and the Company shall promptly advise the other orally and in writing of any change or event that would prevent any of the conditions precedent described in Article VII from being satisfied.
Section 5.02    HPUC Proceedings. Between the date of this Agreement and the Closing, the Company and the Company Subsidiaries shall (a) diligently pursue the rate cases and other proceedings set forth on Section 5.02 of the Company Disclosure Letter (collectively, the “HPUC Proceedings”) consistent with past practice, and (b) to the extent permitted by Law, (i) promptly notify Parent about any material developments, or material communications with the HPUC relating thereto and (ii) to the extent reasonably practicable, timely provide draft copies of all material communications, filings and submissions to Parent sufficiently in advance (and in any event, no less than three (3) Business Days in advance) of filing to provide Parent and its Representatives an adequate opportunity to review such materials and comment thereon, and shall consider in good faith all such comments received on a timely basis. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall not, and shall cause each Company Subsidiary not to, settle any rate case or other material proceeding that would impact the ratemaking mechanisms currently in effect for the Company or any Company Subsidiary without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) to the extent that such settlement would result in an outcome for the Company and the Company Subsidiaries that would be materially adverse to the Company or any Company Subsidiary, taking into account the requests made by the Company and the Company Subsidiaries in the HPUC Proceedings and the resolution of similar recent proceedings by the Company and the Company Subsidiaries.
Section 5.03    No Solicitation by the Company; Company Board Recommendation.
(a)    The Company shall not, and shall not authorize or permit any of its Affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause, and shall cause its Affiliates to use reasonable best efforts to cause, its and their respective agents, financial advisors, investment bankers, attorneys, accountants and other representatives

(collectively, “Representatives”) not to, (i) directly or indirectly solicit, initiate, knowingly encourage, induce or knowingly facilitate any Company Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Company Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person (other than the Company’s Representatives) regarding, or furnish to any Person, any information with respect to, or cooperate in any way with any Person (whether or not such Person is making a Company Takeover Proposal) with respect to any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal. The Company shall, and shall cause its Affiliates and its and their respective officers, directors and employees and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, negotiations, ongoing solicitation or knowing encouragement with or of any Person conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal, instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement and if otherwise, request) the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide, written Company Takeover Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Superior Company Proposal, and which Company Takeover Proposal was not solicited by the Company, its Affiliates or Representatives after the date of this Agreement and did not otherwise result from a breach of this Section 5.03(a), the Company, and its Representatives at the request of the Company, may, subject to compliance with Section 5.03(c), (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or concurrently with the provision of such information to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement is of Parent and (B) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Company Takeover Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative of the Company or any of its Affiliates shall constitute a breach of this Section 5.03(a) by the Company.
(b)    Except as set forth in Section 5.03(c) and Section 5.03(d), neither the Company Board nor any committee thereof shall (i) (A) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the approval or recommendation by the Company Board or any such committee thereof with respect to this Agreement or the transactions contemplated hereby, including the Integrated Mergers, (B) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (C) fail to include in the Proxy Statement the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers or (D) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers) (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, term sheet, agreement or commitment (other than a confidentiality agreement referred to in Section 5.03(a)) constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the transactions contemplated hereby, including the Integrated Mergers, or requiring, or reasonably expected to cause, the Company to fail to comply with this Agreement (a “Company Acquisition Agreement”).
(c)    At any time prior to obtaining the Company Shareholder Approval, the Company Board may terminate this Agreement pursuant to Section 8.01(c) if the Company receives a bona fide written Company Takeover Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Company Proposal, and which Superior Company Proposal was not solicited by the Company, its Affiliates or Representatives after the date of this Agreement and did not otherwise result from a breach of this Section 5.03; provided, however, that the Company Board may not terminate this Agreement pursuant to Section 8.01(c) unless (i) the Company Board has provided prior written notice to Parent (a “Company Notice”) that it is prepared to terminate this Agreement pursuant to Section 8.01(c) in response to a Superior Company Proposal, which notice shall specify the material terms and conditions of any such Superior Company Proposal and attach the most current draft of any Company Acquisition Agreement relating to the transaction that constitutes such Superior Company Proposal and a copy of any financing commitments related thereto, (ii) the Company has negotiated, and caused its Representatives to negotiate, in good faith with Parent during a period of four (4) Business Days after the receipt of such Company Notice, to the extent Parent wishes to negotiate (it being understood and agreed that any amendment to the financial terms or any other material term of a Superior Company Proposal shall require a new Company Notice and a new four (4) Business Day period), to enable Parent to propose changes to this Agreement that would, in the reasonable good faith judgment of the Company Board (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel), cause the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal, and (iii) at the end of such four (4) Business Day period and taking into account any changes to the terms of this Agreement proposed by Parent, the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) that the failure to terminate this Agreement pursuant to Section 8.01(c) as a result of such Superior Company Proposal would be inconsistent with the Company Board’s fiduciary duties to the shareholders of the Company under applicable Law. The Company agrees that, during the four (4) Business Day period prior to terminating this Agreement pursuant to Section 8.01(c) in response to a Superior Company Proposal, if requested by Parent, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent. In determining whether to terminate this Agreement pursuant to Section 8.01(c), the Company Board shall take into account all written or oral information, opinions or analyses submitted by or on behalf of Parent, and any changes to the terms of this Agreement proposed by Parent in response to such a Company Notice.
(d)    At any time prior to obtaining the Company Shareholder Approval, provided that the Company is not in breach of its obligations under this Section 5.03, the Company Board may effect a Company Adverse Recommendation Change (x) as a result of the occurrence of a Company Intervening Event or (y) in response to a Superior Company Proposal, in each case if the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and after taking into account any changes to the terms of this Agreement proposed by Parent during the four (4) Business Day period referred to in clause (ii) below) that the failure to effect a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to such Superior Company Proposal, as the case may be, would be inconsistent with the Company Board’s fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that the Company Board may not effect a Company Adverse Recommendation Change under this clause (d) unless (i) the Company Board has provided four (4) Business Days prior written notice to Parent that it is prepared to effect a Company Adverse Recommendation Change in response to a Company Intervening Event or a Superior Company Proposal, which notice shall, in each case, include summaries of the material facts, circumstances and other information that the Company Board considered in connection with the making of any such determination, together with reasonable documentary support and/or written analysis conducted by or on behalf of the Company Board in reaching such conclusion including, in the case of a Company Adverse Recommendation Change in response to a Superior Company Proposal, the material terms and conditions of any such Superior Company Proposal and the most current draft of any Company Acquisition Agreement and a copy of any financing commitments related thereto, (ii) during such four (4) Business Day period, if requested by Parent, the Company Board negotiates, and causes its Representatives to negotiate, in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and (iii) at the end of such four (4) Business Day period and taking into account any changes to the terms of this Agreement proposed by Parent, the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) that the failure to make a Company Adverse Recommendation Change pursuant to this Section 5.03(d) in response to such Company Intervening Event or Superior Company Proposal would be inconsistent with the Company Board’s fiduciary duties to the shareholders of the Company under applicable Law.
(e)    In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.03, the Company shall promptly advise (and in any event within 48 hours) Parent orally and in writing of (i) any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal, and shall promptly (and in any event within forty-eight (48) hours after receipt) provide copies to Parent of any written proposals, indications of interest and/or draft Company Acquisition Agreements relating to any such Company Takeover Proposal and (ii) any Company Intervening Event or any facts and circumstances that could reasonably be expected to lead to a Company Intervening Event. The Company shall, in the case of a Company Takeover Proposal, keep Parent informed in all material respects on a current basis of the terms and status (including any change to the terms of, and any material developments with respect to) of any Company Takeover Proposal, including by promptly (and in any event within forty-eight (48) hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest and/or draft Company Acquisition Agreements relating to any such Company Takeover Proposal and, in the case of a Company Intervening Event, keep Parent informed in all material respects on a current basis of the facts and circumstances related to such Company Intervening Event (except that this obligation shall not apply to any Company Intervening Event to the extent related solely to Parent or any of its Subsidiaries and not to the Company or any of the Company Subsidiaries), together with reasonable documentary support and/or any written analysis related thereto. The Company agrees that it and the Company Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.03(e).
(f)    Nothing contained in this Section 5.03 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.03; provided, further, that any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers) shall be deemed a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers.
(g)    For purposes of this Agreement:
“Company Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries whose assets, taken together, constitute twenty percent (20%) or more of the Company’s consolidated assets, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in any Company Subsidiary or otherwise) of any business or assets of the Company or any Company Subsidiary representing twenty percent (20%) or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing twenty percent (20%) or more of the voting power of the Company, (iv) transaction (including any tender offer or exchange offer) in which any Person (or the shareholders of any Person) shall acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, twenty percent (20%) or more of any class of equity securities or (v) any combination of the foregoing; provided that, notwithstanding the foregoing, for purposes of this Section 5.03, in the event any inquiry, proposal or offer that would otherwise constitute a Company Takeover Proposal solely relates to one or more Bank Subsidiaries, such inquiry, proposal or offer shall be deemed not to be a Company Takeover Proposal so long as Parent grants its prior written consent to such treatment, such consent not to be unreasonably withheld (it being understood that such consent shall in no event be deemed unreasonably withheld if such Company Takeover Proposal could be reasonably expected to prevent, materially delay or impede or make materially less certain the timely consummation of the Integrated Mergers pursuant hereto).
“Superior Company Proposal” means a bona fide, unsolicited written Company Takeover Proposal (provided that for purposes of this definition the applicable percentages in the definition of Company Takeover Proposal shall be “fifty percent (50%)” rather than “twenty percent (20%) or more”) which did not result from, or arise in connection with, any breach of Section 5.03, which the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the availability of financing), the conditionality of and contingencies related to such proposal, the expected timing and risk of completion, the identity of the Person making such proposal and such other factors that are deemed relevant by the Company Board, is (i) reasonably capable of being completed on the terms proposed and (ii) more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after taking into account any revised proposal by Parent to amend the terms of this Agreement which is committed to in writing (including pursuant to Section 5.03(c)). Notwithstanding anything herein to the contrary, no Company Takeover Proposal (A) solely with respect to one or more Bank Subsidiaries or (B) that contemplates the approval thereof by the Company’s shareholders by a vote that is less than the vote contemplated by Section 3.04 shall, in either case, constitute a Superior Company Proposal.
“Company Intervening Event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) the shareholders of the Company (including the benefits of the Integrated Mergers to the shareholders of the Company), in either case that (x) is material, (y) does not involve or relate to a Company Takeover Proposal or the existence thereof and (z) is not known or reasonably foreseeable to the Company Board as of the date hereof and which becomes known prior to receipt of the Company Shareholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including the Parent Common Stock) of Parent or any of its Subsidiaries shall constitute a “Company Intervening Event” unless such fact, circumstance, effect, change, event or development has had or would reasonably be expected to have a Parent Material Adverse Effect.
Section 5.04    Bank Spin-Off Agreements. The Company shall use reasonable best efforts to consummate the Bank Spin-Off in accordance with Section 1.01 and the Bank Spin-Off Agreements. As promptly as reasonably practicable after the date of this Agreement, the Company shall have prepared final forms of the Bank Spin-Off Agreements, including:
(a)    a separation agreement to effect the Distribution and providing for, among other things, (i) the termination of intercompany agreements, (ii) the settlement of intercompany accounts, (iii) the replacement or termination of guarantees, (iv) maintaining confidentiality of information, (v) mutual releases of pre-Distribution claims, (vi) resignation of Company employees as officers and directors from companies engaged in the businesses of the Bank Subsidiaries and of employees in the Bank Subsidiaries as officers and directors of the Company and companies engaged in the utility businesses of the Company, (vii) full indemnification of the Company and Parent by ASB Hawaii for liabilities relating to the Bank Subsidiaries (for the avoidance of doubt, including all liabilities relating to the Bank Benefit Plans and Bank Benefit Agreements), other than Tax liabilities of the Company or the Bank Subsidiaries resulting from the application of section 355(e) of the Code (or corresponding provisions of the laws of any other jurisdictions) to the Bank Spin-Off or any Tax liabilities of the Company or the Bank Subsidiaries resulting from the Section 336(e) Election, which Tax liabilities shall be borne, in each case except as described in clause (viii) below, after the Closing solely by the Surviving Company and/or Parent, (viii) full indemnification of the Company and Parent by ASB Hawaii if (x) the actual Tax liability of the Company and the Bank Subsidiaries (taking into account the Section 336(e) Election with respect to the Bank Spin-Off), exceeds (such excess, the “Excess Tax Liability”) (y) the hypothetical Tax liability of the Company and the Bank Subsidiaries that would have resulted if no such election were made with respect to the Bank Spin-Off and assuming such hypothetical Tax liability was calculated based on an aggregate tax basis of the Company in its ASB Hawaii stock of $405.8 million, provided, however, that ASB Hawaii shall have no such indemnification obligation until the Excess Tax Liability exceeds $10,000,000 and then only to the extent such Excess Tax Liability exceeds $10,000,000, (ix) full indemnification of ASB Hawaii by the Company for liabilities relating to the non-Bank business of the Company, (x) the use by the Company and the Bank Subsidiaries of their respective reasonable best efforts to obtain any regulatory approvals, consents, permits or other authorizations required to be obtained in connection with the Distribution and (xi) such other customary covenants, agreements, obligations, representations and warranties in connection with a spin-off similar to the Distribution; and
(b)    a registration statement on Form 10/S-4 or a registration statement on Form S-1/S-4, as applicable (either, and together with any amendments, supplements, prospectus or information statements thereto, the “Spin-Off Registration Statement”) to register the ASB Hawaii shares to be distributed in the Distribution.
The Company shall, and shall cause the Bank Subsidiaries to, timely provide drafts of the Bank Spin-Off Agreements and Spin-Off Registration Statement to Parent for review and comment, and shall (and shall cause their respective Representatives to) negotiate in good faith with Parent with respect to the terms of the Bank Spin-Off Agreements, and shall accept all reasonable comments of Parent and its Representatives with respect thereto. The Bank Spin-Off Agreements and the Spin-Off Registration Statement shall each be subject to the prior approval of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Following the execution of the Bank Spin-Off Agreements, the Company shall not, nor shall the Company permit the Bank Subsidiaries to, alter, amend or otherwise revise the Bank Spin-Off Agreements, or waive any material term thereof or any material condition to the obligations thereunder, or amend, withdraw or abandon the Spin-Off Registration Statement without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Article VI
Additional Agreements
Section 6.01    Preparation of the Form S-4 and the Proxy Statement; Shareholders Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the shareholders of the Company relating to the Company Shareholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Integrated Mergers. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein.
(b)    The Company agrees that none of the information supplied or to be supplied by Parent, Merger Sub I or Merger Sub II for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent, Merger Sub I or Merger Sub II with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent, Merger Sub I or Merger Sub II with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference therein.
(c)    Parent, Merger Sub I and Merger Sub II agree that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or any of the Parent Subsidiaries for inclusion or incorporation by reference therein.
(d)    Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Integrated Mergers and the issuance of the Merger Consideration.
(e)    If, prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s shareholders and the Company’s shareholders. Nothing in this Section 6.01(e) shall limit the obligations of any party under Section 6.01(a).
(f)    If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate reasonably in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s shareholders and the Company’s shareholders. Nothing in this Section 6.01(f) shall limit the obligations of any party under Section 6.01(a).
(g)    The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Shareholders Meeting. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company’s shareholders and to hold the Company Shareholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Company Shareholder Approval. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board has made a Company Adverse Recommendation Change as permitted by Section 5.03(d). The Company agrees that its obligations pursuant to this Section 6.01 (other than its obligations to recommend to its shareholders that they give the Company Shareholder Approval and to include such recommendation in the Proxy Statement, but only to the extent that the Company Board has made a Company Adverse Recommendation Change as permitted by Section 5.03(d)) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or by the making of any Company Adverse Recommendation Change by the Company Board.
(h)     If the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting or at an adjournment or postponement thereof, then the parties shall promptly confer in good faith regarding, and use reasonable best efforts to promptly develop, a strategy to obtain such Company Shareholder Approval, which may include negotiating appropriate changes to this Agreement or a restructuring of the transactions contemplated hereby (it being understood that Parent shall in no circumstances be obligated to alter or change the amount or kind of the Merger Consideration), and the Company shall resubmit the transaction to the Company’s shareholders for approval, with the timing and such resubmission to be determined at the request of Parent and otherwise subject to and in accordance with this Section 6.01.
(i)    To the extent applicable, the Company shall have the same obligations with respect to the Spin-Off Registration Statement as the Company has with respect to the Form S-4.
Section 6.02    Access to Information; Confidentiality. Subject to applicable Law and the Confidentiality Agreement, each of Parent and the Company shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access, upon reasonable advance notice, during the period from the date of this Agreement to the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.01(a), to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Parent and the Company shall, and shall cause each of its respective Subsidiaries to, make available promptly to the other party (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of securities laws or filed with or sent to the SEC, the FERC, any state utilities commission or any other federal or state regulatory agency or commission and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold any document or information that is subject to the terms of a confidentiality agreement with a third party (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or that cannot be provided by law due to its commercial sensitivity. If any material is withheld by such party pursuant to one or more of the provisos to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld to the extent that doing so would not undermine the protection of the relevant proviso and, if reasonably feasible, provide a redacted version of such requested material which version does not contain the otherwise sensitive information. All information exchanged pursuant to this Section 6.02 shall be subject to the non-disclosure agreement dated as of August 1, 2014, between Parent and the Company (the “Confidentiality Agreement”). Notwithstanding anything in this Agreement to the contrary, the Company shall not have any obligation to share with Parent or its representatives any confidential supervisory communications or information involving bank regulatory authorities not allowed to be shared pursuant to applicable Law.
Section 6.03    Regulatory Approvals; Required Actions.
(a) Subject to the terms and conditions of this Agreement (and, more particularly, Section 6.03(c) and Section 6.03(f)), each of the parties shall use their respective reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable, the Integrated Mergers, including preparing and filing all documentation to effect all necessary filings, notices, petitions, statements, submissions of information, applications and other documents, (ii) obtain the Required Consents and all other Consents, Permits and other confirmations from any Governmental Entity or other third party necessary, proper or advisable to consummate the Integrated Mergers, (iii) execute and deliver any additional instruments necessary to consummate the Integrated Mergers and (iv) defend or contest in good faith any litigation brought by any Governmental Entity or other third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Integrated Mergers.

(b)    In connection with and without limiting Section 6.03(a), the Company and the Company Board and Parent and the Parent Board, as the case may be, shall (x) take all action reasonably appropriate to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (y) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Integrated Mergers may be consummated as promptly as practicable on the terms contemplated by this Agreement.
(c)    In furtherance of Section 6.03(a), but subject to Section 6.03(f), following the execution and delivery by the parties of this Agreement, the Company and Parent shall, and shall cause their respective Subsidiaries to: (i) enter into discussions with the Governmental Entities from whom Consents or nonactions are required to be obtained pursuant to any applicable Antitrust Law or in connection with receiving the Company Required Statutory Approvals or the Parent Required Statutory Approvals in connection with the consummation of the Integrated Mergers, (ii) use their respective reasonable best efforts to obtain all such required Consents or nonactions from such Governmental Entities and to eliminate each and every other impediment that may be asserted by such Governmental Entities pursuant to any Antitrust Law or in connection with granting the Company Required Statutory Approvals or the Parent Required Statutory Approvals, in each case with respect to the Integrated Mergers, so as to enable the Closing to occur as soon as reasonably possible, (iii) use their respective reasonable best efforts to undertake any effort or to take any action (including using reasonable best efforts to accept terms, conditions, liabilities, obligations, commitments or sanctions and propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Company or their respective Subsidiaries) necessary or required in order to obtain the Company Required Statutory Approvals and the Parent Required Statutory Approvals and (iv) use their respective reasonable best efforts to agree to, or accept, any additional or different agreements, commitments or conditions that are required by any Governmental Entity as a condition to the receipt of any Company Required Statutory Approvals (with respect to the Company and the Company Subsidiaries) or Parent Required Statutory Approvals (with respect to Parent and the Parent Subsidiaries).
(d)    In connection with and without limiting the generality of the foregoing, each of Parent and the Company shall:
(i)    make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement, (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Integrated Mergers and (B) all other necessary registrations, declarations, notices, applications and filings relating to the Integrated Mergers with other Governmental Entities under any other Antitrust Law;
(ii)    make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement and in any event within sixty (60) days of this Agreement, (A) appropriate filings to the FERC, the FCC and the HPUC, as applicable, and (B) all other necessary registrations, declarations, notices, applications and filings relating to the Integrated Mergers with other Governmental Entities in relation to obtaining the Parent Required Statutory Approvals and the Company Required Statutory Approvals, as the case may be;

(iii)    furnish to the other all assistance, cooperation and information reasonably required for any such registration, declaration, notice, application or filing and in order to achieve the effects set forth in this Section 6.03;
(iv)    unless prohibited by applicable Law or by a Governmental Entity, give the other reasonable prior notice of any such registration, declaration, notice, application or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity relating to the Distribution or the Integrated Mergers (including with respect to any of the actions referred to in Section 6.03(c) and in this Section 6.03(d)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing, application or communication;
(v)    respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentary material in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Integrated Mergers, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; and
(vi)    unless prohibited by applicable Law or by a Governmental Entity, to the extent commercially reasonably practicable, (A) not participate in or attend any formal meeting with any Governmental Entity in respect of the Integrated Mergers without the other party, (B) keep the other party apprised with respect to any meeting or substantive conversation with any Governmental Entity in respect of the Distribution or the Integrated Mergers, (C) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Distribution or the Integrated Mergers, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (D) furnish the other party with copies of all substantive correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Distribution and the Integrated Mergers.
(e)    Notwithstanding anything in this Section 6.03, and other than in connection with any bank regulatory matters related to the Distribution, the Company and Parent shall have joint responsibility for scheduling and conducting any meeting with any Governmental Entity, coordinating and making any applications and filings with, and resolving any investigation or other inquiry of, any agency or other Governmental Entity, obtaining the Company Required Statutory Approvals, Required Consents, Consents, Permits and other approvals and confirmations from any Governmental Entity necessary, proper or advisable to consummate the Integrated Mergers. Parent shall promptly notify the Company and the Company shall promptly notify Parent of (i) any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Integrated Mergers, (ii) any notice or other communication from any Governmental Entity in connection with the Distribution or the Integrated Mergers and (iii) any actions, suits, claims, litigations, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Company Subsidiary or the Company Board that, in any such case, relate to this

Agreement or the Distribution or the Integrated Mergers. Subject to Section 5.02 with respect to the HPUC Proceedings, the Company shall consult with Parent with respect to, and allow Parent to participate in, the defense or settlement of any such action, suit, claim, litigation, investigation or proceeding, and no settlement thereof shall be agreed to without Parent’s prior written consent. Parent shall consult with the Company with respect to the defense or settlement of any such action, suit, claim, litigation, investigation or proceeding, and shall consult with the Company prior to agreeing to any settlement thereof.
(f)    Notwithstanding anything else contained in this Agreement, nothing in this Agreement shall be construed to (i) require Parent or any Parent Subsidiary or (ii) permit the Company or any Company Subsidiary without the prior written consent of Parent, to undertake any efforts or to take any action (including accepting or agreeing to any terms, conditions, liabilities, obligations, commitments or sanctions relating to the operation of the business of Parent, any Parent Subsidiary, the Company, any Company Subsidiary or otherwise or proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Company or their respective Subsidiaries) if the taking of such efforts or action, individually or in the aggregate, has resulted or would reasonably be expected to result in a Parent Material Adverse Effect (measured on a scale relative to a company the size of the Company) or a Company Material Adverse Effect, in each case, giving effect to the Distribution for purposes of determining the size of the Company and not giving effect to the exclusions set forth in clauses (iv) or (vii) of the definition of “Material Adverse Effect” (any of the foregoing, unless specifically waived in writing by Parent at its discretion, a “Burdensome Condition”).
Section 6.04    Transaction Litigation. Subject to applicable law, the Company shall keep Parent reasonably informed in respect of any litigation against the Company or its directors relating to the Integrated Mergers and the other transactions contemplated by this Agreement, and the Company agrees that it shall (a) give Parent a reasonable opportunity to consult concerning the defense of any such litigation and (b) not agree to any settlement of any such litigation without Parent’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall keep the Company reasonably informed in respect of any litigation against Parent or its directors relating to the Integrated Mergers.
Section 6.05    Section 16 Matters. Prior to the Effective Time, each of the Company, Parent, Merger Sub I and Merger Sub II shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Integrated Mergers by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Integrated Mergers by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.06    Treatment of Certain Indebtedness.
(a)    The Company shall, and shall cause the applicable Company Subsidiaries to, use reasonable best efforts to deliver all notices and take other actions required to facilitate (i) the termination of commitments in respect of the Repayment Debt on the Closing Date, (ii) repayment in full of all obligations in respect of such Repayment Debt on the Closing Date and (iii) release of any Liens and guarantees in connection therewith on the Closing Date. In furtherance and not in limitation of the foregoing, the Company, or the applicable Company Subsidiary, shall use reasonable best efforts to negotiate and deliver to Parent, at least five (5) Business Days prior to the Closing Date (or such later date as Parent may agree in writing, but in any event, on or prior to the Closing Date), Payoff Letters, in substantially final form and in form and substance reasonably acceptable to Parent, from all financial institutions and other Persons to which such Repayment Debt is owed, or the applicable agent, trustee or other representative on behalf of such Persons. Parent shall assist the Company in connection with any action taken pursuant to this Section 6.06(a).
(b)    In addition, the Company shall use reasonable best efforts to, and shall cause each applicable Company Subsidiary to use reasonable best efforts to, to the extent reasonably requested by Parent with respect to any Indebtedness of the Company or any Company Subsidiary (or any commitment in respect thereof) in connection with the transactions contemplated hereby, (i) solicit and obtain an amendment to the terms thereof as may be necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement (including through the addition of satisfaction and discharge provisions, conditional redemption provisions or other terms to facilitate the repayment of such Indebtedness on the Closing Date) and/or the operation of the Parent and its Subsidiaries following the Closing Date, and/or solicit and obtain a waiver of any defaults, termination rights, put rights or similar rights or remedies triggered as a result of the consummation of the transactions contemplated by this Agreement and (ii) initiate discussions with the lenders or other Persons to whom such Indebtedness is owed, or the applicable agent, trustee or other representative therefor, as may be necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement (it being understood that the Company shall not, and shall cause the Company Subsidiaries not to, enter into or solicit any such amendment or waiver or initiate or undertake any such discussions in the absence of the consent of or request by Parent therefor), and Parent shall assist the Company in connection with any action taken pursuant to this Section 6.06(b). Parent shall promptly, upon request by the Company, reimburse the Company for all documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with any actions taken pursuant to this Section 6.06(b).
Section 6.07    Governance Matters.
(a)    Parent shall cause the Surviving Company to maintain its headquarters in Honolulu, Hawaii.
(b)    Parent shall, and shall cause the Surviving Company to maintain historic levels of community involvement and charitable contributions in the existing service territories of the Company and the Company Subsidiaries from and after the Effective Time.
Section 6.08    Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statements with respect to the Integrated Mergers, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such party reasonably concludes (after consultation with outside counsel) to be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the Integrated Mergers shall be in the form agreed to by the parties prior to the date hereof.
Section 6.09    Stock Exchange Listing

(a)    . Parent shall cause the shares of Parent Common Stock to be issued in the Initial Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Initial Merger to be approved for listing on the NYSE, in each case subject to official notice of issuance, prior to the Closing Date. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.
Section 6.10    Fees and Expenses. Except as provided in Section 6.06(b) and Article VIII, all fees and expenses incurred in connection with this Agreement and the Integrated Mergers shall be paid by the party incurring such fees or expenses, whether or not the Integrated Mergers are consummated.
Section 6.11    Certain Tax Matters.
(a) For U.S. federal income Tax purposes, (i) the parties intend that (x) the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (y) the Company and Parent shall each be a party to such reorganization within the meaning of Section 368(b) of the Code and (z) the Bank Spin-Off shall be tax-free to the Company’s shareholders under Section 355(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).
(b)    Each of the Company, Parent, Merger Sub I and Merger Sub II shall use its reasonable best efforts to cause the Integrated Mergers to qualify for the Intended Tax Treatment, including by not taking any action that such party knows could reasonably be expected to prevent such qualification. Each of the Company, Parent, Merger Sub I and Merger Sub II shall report the Integrated Mergers in a manner consistent with the Intended Tax Treatment.
(c)    Each of the Company, on the one hand, and Parent, Merger Sub I and Merger Sub II, on the other hand, shall use its reasonable best efforts to obtain the Tax opinion and IRS ruling referred to in Section 7.02(d) and the Tax opinion referred to in Section 7.03(e), including by executing letters of representation that are customary for the transactions contemplated by this Agreement and that are in form and substance acceptable to Skadden and Wachtell, as appropriate. Each of the Company, Parent, Merger Sub I and Merger Sub II shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to Skadden or Wachtell in furtherance of such Tax opinions.
(d)    The Company shall cause an election to be made pursuant to, and in accordance with, Section 336(e) of the Code and the Treasury Regulations promulgated thereunder (and any corresponding elections under state, local or foreign Tax law) (a “Section 336(e) Election”) with respect to the Bank Spin-Off for ASB Hawaii, ASB and any of their respective Subsidiaries for which a Section 336(e) Election may be made. In order to effect the Section 336(e) Election pursuant to the immediately preceding sentence, on or prior to the date of the Bank Spin-Off, the Company shall, and shall cause ASB Hawaii to, enter into a written, binding agreement to make the Section 336(e) Election, as required by Treasury Regulations Sections 1.336-2(h)(1)(i) and 1.336-2(h)(4), and the Company shall take such other actions, including after the Closing Date, as may be required to properly make a Section 336(e) Election. Prior to the Closing Date, each party hereto shall use its reasonable best efforts to cause the Bank Spin-Off to be eligible for a valid Section 336(e) Election, and shall not take any action reasonably likely to cause the Bank Spin-Off not to so qualify. As promptly as practicable (and in any event within three (3) Business Days) following the due date (including extensions) of the consolidated U.S. federal income tax return of the Company for the taxable year that includes the Bank Spin-Off, Parent or the Company shall provide (or cause to be provided) to ASB Hawaii written confirmation or other evidence reasonably satisfactory to ASB Hawaii that the Section 336(e) Election has validly and timely been made.
(e)    Prior to the Bank Spin-Off, the Company shall, and shall cause ASB Hawaii to, enter into a tax matters agreement, as part of the Bank Spin-Off Agreements, providing for customary terms including the following: (i) within sixty (60) days after the Bank Spin-Off, the Company shall provide ASB Hawaii with a proposed determination of the “Aggregate Deemed Asset Disposition Price” (as defined under applicable Treasury Regulations) and the allocation of such Aggregate Deemed Asset Disposition Price among the disposition date assets, each in accordance with the applicable provisions of Section 336(e) of the Code and the Treasury Regulations promulgated thereunder (the “Section 336(e) Allocation Statement”); (ii) within sixty (60) days after ASB Hawaii’s receipt of the Section 336(e) Allocation Statement, ASB Hawaii may object, in good faith, to the Section 336(e) Allocation Statement by giving written notice to the Company setting forth the basis for ASB Hawaii’s dispute (the “ASB Hawaii Allocation Objection”); (iii) if ASB Hawaii does not object to all or any portion of the Section 336(e) Allocation Statement within such sixty (60) day period, then ASB Hawaii shall be deemed to have conclusively agreed with and shall be bound by the Section 336(e) Allocation Statement; (iv) if ASB Hawaii sends the ASB Hawaii Allocation Objection on a timely basis, then ASB Hawaii and the Company shall confer in good faith in an attempt to resolve the differences; (v) if, after ten (10) Business Days, ASB Hawaii and the Company cannot agree, then ASB Hawaii and the Company shall attempt to agree upon a mutually satisfactory nationally recognized accounting firm (the “Firm”) for the resolution of such differences; provided, that if the parties cannot agree on a mutually satisfactory nationally recognized accounting firm, then each of ASB Hawaii and the Company shall select a nationally recognized accounting firm and the two firms so selected shall select the Firm; (vi) the Firm shall review the Section 336(e) Allocation Statement and the ASB Hawaii Allocation Objection (as well as any supporting documents submitted to the Firm by the Company or ASB Hawaii which are reasonably related to the Section 336(e) Allocation Statement or the ASB Hawaii Allocation Objection, respectively) and make a final written determination of the Aggregate Deemed Asset Disposition Price and the allocation of such Aggregate Deemed Asset Disposition Price among the disposition date assets, each in accordance with the applicable provisions of Section 336(e) of the Code and the Treasury Regulations promulgated thereunder, which determination shall be conclusive and binding on ASB Hawaii and the Company; (vii) the determination by the Firm shall be made as promptly as possible but not later than twenty (20) Business Days after the Firm’s engagement (unless otherwise agreed to by the Firm, ASB Hawaii and the Company); and (viii) the Company and ASB Hawaii will each bear fifty percent (50%) of the fees and expenses of the Firm.
Section 6.12    Indemnification, Exculpation and Insurance.
(a) Each of Parent and the Company agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents), in each case as in effect on the date of this Agreement, shall be continued or assumed by Parent or the Surviving Company following the Integrated Mergers, without further action, and shall survive the Integrated Mergers and shall continue in full force and effect in accordance with their terms for a period of six (6) years after the Effective Time.
(b)    For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Company to procure the provision of officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each Person currently covered by the Company’s or any of the Company Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and in amounts that are at least as favorable as those of the applicable policy in effect on the date of this Agreement; provided that if the aggregate annual premium for such insurance exceeds 300% of the current annual premium for such insurance, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as is then available at a cost up to but not exceeding 300% of such current aggregate annual premium. In lieu of such insurance, prior to the Closing Date, Parent may, following consultation with the Company, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and the Company Subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage maintained by the Company or any Company Subsidiary on terms with respect to coverage and in amounts that are at least as favorable as those of the applicable policy in effect on the date of this Agreement and subject to the proviso of the immediately preceding sentence, in which event Parent shall cease to have any obligations under the immediately preceding sentence.
(c)    The provisions of this Section 6.12 (i) shall survive consummation of the Integrated Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party, his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.
Section 6.13    Employee Matters.
(a) During the period commencing at the Effective Time and ending on the two-year anniversary of the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Company to, provide each Company Employee who is not covered by a Company Union Contract or party to an individual change in control severance agreement with the Company and who remains a Company Employee with (i) a base salary or wage rate that is no less favorable than that provided to the Company Employee immediately prior to the Effective Time, (ii) aggregate incentive compensation opportunities that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time. Further, during the Continuation Period, Parent and the Surviving Company shall not implement involuntary workforce reductions of Company Employees (provided that this sentence shall not apply in respect of any Company Employee who is party to an individual change in control severance agreement with the Company).
(b)    With respect to each Company Employee who is covered by a Company Union Contract, Parent shall, and shall cause the Surviving Company to, continue to honor the Company Union Contracts, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Company to amend or terminate any such Company Union Contract, to the extent permitted by the terms of the applicable contract and applicable Law). The provisions of this Section 6.13 shall be subject to any applicable provisions of the Company Union Contracts and applicable Law in respect of such Company Employee, to the extent the provisions of this Section 6.13 are inconsistent with or otherwise in conflict with the provisions of any such Company Union Contract or applicable Law.
(c)    At the Effective Time, Parent shall, or shall cause the Surviving Company to, assume and honor in accordance with their terms all of the Company’s and all of the Company

Subsidiaries’ employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other arrangement between the Company and any Company Employee) maintained by the Company or any Company Subsidiary, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Integrated Mergers (either alone or in combination with any other event), it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Company to amend or terminate any such plans, policies, programs, agreements, or arrangements, to the extent permitted by the terms of the applicable plan, policy, program, agreement or arrangement. For the avoidance of doubt, for purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control,” “change of control” or similar term, the Closing shall be deemed to constitute a “change in control”, “change of control” or such similar term.
(d)    With respect to all employee benefit plans of Parent, the Surviving Company or any of their Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Company Subsidiary and is accurately reflected within a Company Employee’s records) shall be treated as service with Parent, the Surviving Company or any of their Subsidiaries for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) to the extent that such service was not recognized under the corresponding Company Benefit Plan immediately prior to the Effective Time, (ii) for purposes of any defined benefit retirement plan, any retiree welfare benefit plan, any grandfathered or frozen plan or any plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (iii) to the extent that such recognition would result in any duplication of benefits for the same period of service.
(e)    Parent shall, and shall cause the Surviving Company to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Company or any of their Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time. Company Employees must provide acceptable evidence to each Parent benefit plan administrator under which such adjustments or credits are to be made.
(f)    Notwithstanding any provision of this Agreement to the contrary, the provisions of this Section 6.13 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.13 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof including in respect of continued

employment (or resumed employment). Nothing contained herein shall alter the at-will employment relationship of any Company Employee.
Section 6.14    Dividend Coordination. Parent and the Company shall coordinate with each other to designate the same record and payment dates for Parent’s and the Company’s respective quarterly dividends declared in any calendar quarter in which the Closing Date might reasonably be expected to occur. If the Closing Date occurs after the record date for a regular quarterly cash dividend payable to holders of the Company Common Stock and prior to the payment date of such dividend (the “Final Quarterly Dividend”), then Parent or the Surviving Company will cause to be paid, out of the Exchange Fund, the Final Quarterly Dividend on behalf of the Company following the Closing on the scheduled payment date for such dividend.

Article VII
Conditions Precedent
Section 7.01    Conditions to Each Party’s Obligation to Effect the Transactions. The obligation of the Company to effect the Distribution and to consummate the Integrated Mergers and the obligation of Parent, Merger Sub I and Merger Sub II to effect the Integrated Mergers are subject to the satisfaction or waiver on or prior to the Closing of the following conditions:
(a)    Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.
(b)    Listing. The shares of Parent Common Stock to be issued in the Initial Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Initial Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
(c)    Governmental Approvals.
(i)     Any waiting period applicable to the Integrated Mergers under the HSR Act shall have been terminated or shall have expired.
(ii)    The Parent Required Statutory Approvals and the Company Required Statutory Approvals shall have been obtained at or prior to the Effective Time and such approvals shall have become Final Orders without the imposition of any Burdensome Condition. For purposes of this clause (c)(ii), a “Final Order” means an action by the relevant Governmental Entity (A) that has not been reversed, stayed, enjoined, set aside, annulled or suspended and remains in full force and effect, (B) with respect to which any mandatory waiting period prescribed by Law before the Integrated Mergers may be consummated has expired and (C) as to which all conditions to the consummation of the Integrated Mergers prescribed by Law have been satisfied.
(d)    No Legal Restraints. No Law and no Judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction (collectively, “Legal Restraints”) shall be in effect that, and no suit, action or other proceeding shall be pending before any Governmental Entity in which such Governmental Entity seeks to impose, or has imposed, any Legal Restraint that, prevents, makes illegal or prohibits the consummation of the Integrated Mergers.

(e)    Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or overtly threatened by the SEC and not concluded or withdrawn.
(f)    Bank Separation. Each of the Company and the Parent shall have determined, in its respective reasonable judgment, that upon consummation of the Distribution, the Company shall not be a savings and loan holding company or otherwise deemed to control ASB for purposes of the Home Owners’ Loan Act.
(g)    Spin-Off Registration Statement. The Spin-Off Registration Statement shall have become effective under the Securities Act and the Exchange Act, as applicable, and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or overtly threatened by the SEC and not concluded or withdrawn.
Section 7.02    Conditions to Obligations of the Company. The obligations of the Company to effect the Distribution and to consummate the Integrated Mergers are further subject to the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent, Merger Sub I and Merger Sub II (i) contained in Section 4.03 shall be true and correct in all but de minimis respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (ii) contained in Section 4.01 and Section 4.04 shall be true and correct in all material respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (iii) contained in Section 4.07(a) shall be true and correct in all respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); and (iv) contained in this Agreement (except for the representations and warranties contained in Section 4.01, Section 4.03, Section 4.04 and Section 4.07(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made at and as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    Performance of Obligations of Parent, Merger Sub I and Merger Sub II. Parent, Merger Sub I and Merger Sub II shall have performed in all material respects all obligations, covenants and agreements required to be performed by them under this Agreement at or prior to the Effective Time.
(c)    Absence of Parent Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)    Company Tax Opinion. The Company shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, dated the Closing Date, to the effect that (i) for U.S. federal income tax purposes the Integrated Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Bank Spin-Off will be tax-free to the Company’s shareholders under Section 355(a) of the Code. To the extent reasonably necessary to enable Skadden to render the opinion described in this Section 7.02(d), the Company may seek a ruling from the IRS on one or more “significant issues” (within the meaning of Rev. Proc. 2014-3, I.R.B. 2014-1) presented in the Integrated Mergers and/or the Bank Spin-Off. In rendering the opinion described in this Section 7.02(d), Skadden may require and rely upon (and may incorporate by reference) reasonable and customary facts, representations, covenants and assumptions, including those contained in certificates of officers of the Company, Parent, Merger Sub I and Merger Sub II.
(e)    Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent, Merger Sub I and Merger Sub II of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c).
Section 7.03    Conditions to Obligations of Parent, Merger Sub I and Merger Sub II. The obligations of Parent, Merger Sub I and Merger Sub II to consummate the Integrated Mergers are further subject to the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company (i) contained in Section 3.03 shall be true and correct in all but de minimis respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (ii) contained in Section 3.01 and Section 3.04 shall be true and correct in all material respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (iii) contained in Section 3.07(a) shall be true and correct in all respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); and (iv) contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.03, Section 3.04 and Section 3.07(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made at and as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.
(c)    Absence of Company Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)    Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(e)    Parent Tax Opinion. Parent shall have received the written opinion of Wachtell on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, dated the Closing Date, to the effect that for U.S. federal income tax purposes the Integrated Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering the opinion described in this Section 7.03(e), Wachtell may require and rely upon (and may incorporate by reference) reasonable and customary facts, representations, covenants and assumptions, including those contained in certificates of officers of the Company, Parent, Merger Sub I and Merger Sub II.

Article VIII
Termination, Amendment and Waiver
Section 8.01    Termination Rights.
(a)    Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by mutual written consent of the Company and Parent.
(b)    Termination by Either Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by either the Company or Parent if:
(i)    the Integrated Mergers are not consummated on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Integrated Mergers to occur on or before the End Date is the result of a breach of this Agreement by such party or the failure of any representation or warranty of such party contained in this Agreement to satisfy the condition set forth in Section 7.02(a) or Section 7.03(a), as applicable;
(ii)    the condition set forth in Section 7.01(d) is not satisfied and the Legal Restraint giving rise to such non-satisfaction has become final and non-appealable; provided, however, that (A) the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if such failure to satisfy the condition set forth in Section 7.01(d) is the result of a failure of such party to comply with its obligations pursuant to Section 6.03 and (B) the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable best efforts to prevent the entry of such final and non-appealable Legal Restraint and to remove such Legal Restraint; or
(iii)    if its board of directors determines in good faith that the other party has acted in bad faith in breach of such other party’s obligations under Section 6.01(h).
(c)    Termination by the Company. This Agreement may be terminated by the Company if:
(i)    concurrently with such termination, the Company enters into a Company Acquisition Agreement with respect to a Superior Company Proposal, so long as the Company has complied in all material respects with its obligations under Section 5.03(c); provided that any such purported termination by the Company pursuant to this

Section 8.01(c)(i) shall be void and of no force or effect unless the Company pays to Parent the Company Termination Fee in accordance with Section 8.02(b); or
(ii)    Parent, Merger Sub I or Merger Sub II breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent, Merger Sub I or Merger Sub II contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), as applicable, and (ii) is not reasonably capable of being cured by Parent, Merger Sub I or Merger Sub II, as the case may be, by the Initial End Date (or, if such Initial End Date is extended, the End Date) or is not cured by Parent within sixty (60) days after receiving written notice of such breach or failure from the Company; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall only be available if the Company is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b), as applicable, could not then be satisfied.
(d)    Termination by Parent. This Agreement may be terminated by Parent:
(i)    in the event that a Company Adverse Recommendation Change has occurred; provided, however, that the right to terminate this Agreement under this Section 8.01(d) shall not be available if the Company Shareholder Approval has been obtained at the Company Shareholders Meeting;
(ii)    if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), as applicable, and (ii) is not reasonably capable of being cured by the Company by the End Date or is not cured by the Company within sixty (60) days after receiving written notice of such breach or failure from Parent; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(ii) shall only be available if Parent is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b), as applicable, could not then be satisfied.
Section 8.02    Effect of Termination; Termination Fees.
(a)    In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent (or any stockholder, director, officer, employee, agent, consultant or other Representative of such party), other than (a) the penultimate sentence of Section 6.02, the final sentence of Section 6.06(b), Section 6.10, this Section 8.02 and Article IX, which provisions shall survive such termination and (b) liability of any party (whether or not the terminating party) for any breach of this Agreement prior to such termination, but solely to the extent such liability arises out of a willful breach by such party of any covenant or agreement set forth in this Agreement that gave rise to the failure of a condition set forth in Article VII. The liabilities described in the preceding sentence shall survive the termination of this Agreement.

(b)    Termination Fees.
(i)    If (A) either the Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) and, at the time of such termination, any of the conditions set forth in Section 7.01(c) or Section 7.01(d) shall have not been satisfied and such failure to be satisfied arises solely in connection with the Company Required Statutory Approvals or the Parent Required Statutory Approvals, (B) either the Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) (if, and only if, the applicable Legal Restraint giving rise to such termination arises solely in connection with the Company Required Statutory Approvals or the Parent Required Statutory Approvals) or (C) if the Company terminates this Agreement pursuant to Section 8.01(c)(ii) based on a failure by Parent to perform its covenants or agreements under Section 6.03, and in the case of each of clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 7.01 and Section 7.02 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination, or those conditions that have not been satisfied as a result of a breach by Parent), then Parent shall pay to the Company a fee of $90,000,000 (the “Parent Termination Fee”) plus the Company Expenses.
(ii)    If (A) the Company terminates this Agreement pursuant to Section 8.01(c)(i), (B) Parent terminates this Agreement pursuant to Section 8.01(d)(i) or Section 8.01(b)(iii) or (C) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) or Parent terminates this Agreement pursuant to Section 8.01(d)(ii) based on a failure by the Company to perform its obligations, covenants and agreements under this Agreement and, in each case under this clause (C), (I) prior to such termination, a Company Acquisition Proposal shall have been made public or proposed publicly to the Company or the holders of the Company Common Stock and has not been withdrawn prior to the completion of the Company Shareholders Meeting and (II) at any time after the execution of this Agreement and prior to the expiration of the twelfth (12th) month after the termination of this Agreement, the Company shall have entered into a definitive Contract with respect to, or consummated, any Company Acquisition Proposal (substituting, for purposes of this Section 8.02(b)(ii), references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” with references to “fifty percent (50%)”), then, in the case of each of clauses (A), (B) and (C), the Company shall pay to Parent a fee of $90,000,000 (the “Company Termination Fee”) plus the Parent Expenses. The Company shall pay any Company Termination Fee payable pursuant to clauses (A) or (B) of this Section 8.02(b)(ii) no later than two (2) Business Days after the date of the relevant termination and the Company shall pay any Company Termination Fee payable pursuant to clause (C) of this Section 8.02(b)(ii) no later than the earlier of the execution of the definitive Contract with respect to the relevant Company Acquisition Proposal or the consummation of the relevant Company Acquisition Proposal.
(c)    The parties acknowledge that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if Parent fails to promptly pay an amount due pursuant to Section 8.02(b)(i), or the Company fails to promptly pay an amount due pursuant to Section 8.02(b)(ii), and, in order to obtain such payment, Parent, Merger Sub I or Merger Sub II, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amounts set forth in Section 8.02(b)(i), or any portion thereof, or a judgment against Parent for the amount set forth in Section 8.02(b)(ii) or any portion thereof, the Company shall pay to Parent, Merger Sub I or Merger Sub II, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made.
(d)    Upon payment of the Parent Termination Fee and the Company Expenses by Parent to the Company, Parent shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company or the holders of the Company Common Stock, and payment of the Parent Termination Fee and the Company Expenses by Parent shall be the Company’s sole and exclusive remedy for any losses or damages suffered or incurred by the Company, the Company Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination; provided that nothing herein shall release any party from liability for willful breach or fraud. Upon payment of the Company Termination Fee and the Parent Expenses by the Company to Parent, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent or the holders of the Parent Common Stock, and payment of the Company Termination Fee and the Parent Expenses by the Company shall be Parent’s sole and exclusive remedy for any losses or damages suffered or incurred by Parent, the Parent Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination; provided that nothing herein shall release any party from liability for willful breach or fraud. The parties acknowledge and agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee and the Parent Expenses or the Parent Termination Fee and the Company Expenses, as applicable, on more than one occasion.
Section 8.03    Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (b) no amendment shall be made to this Agreement after the Effective Time and (c) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Parent or the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 8.04    Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) subject to Section 8.03(a), waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
Section 8.05    Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub I, action by its respective board of directors or the duly authorized designee of its board of directors, and in the case of Merger Sub II, action by its sole manager. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company. The party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Article IX
General Provisions
Section 9.01    Nonsurvival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.
Section 9.02    Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (marked for overnight delivery and with proof of service) or hand delivery, addressed as follows:
To Parent, Merger Sub I or Merger Sub II:
700 Universe Blvd.
Juno Beach, FL 33408
Facsimile:     (561) 694-3337
Attention:     Charles E. Sieving
Email:         Charles.Sieving@nee.com

with a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile:     (212) 403-2000
Attention:     Edward D. Herlihy, Esq.
    Lawrence S. Makow, Esq.
Email:         EDHerlihy@wlrk.com
    LSMakow@wlrk.com

To the Company:
1001 Bishop Street, Suite 2900
Honolulu, Hawaii 96813
Facsimile:     (808) 203-1991
Attention:     Chester A. Richardson
Email:         CRichardson@hei.com

with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue NW
Washington, DC 20005
Facsimile:     (202) 661-8200
Attention:     Michael P. Rogan, Esq.
    Marc S. Gerber, Esq.
Email:     Michael.Rogan@skadden.com
    Marc.Gerber@skadden.com
Section 9.03    Definitions. For purposes of this Agreement:
An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Bank Benefit Agreement” means each Company Benefit Agreement that covers only current or former directors or employees of the Bank Subsidiaries in their capacity as such.
“Bank Benefit Plan” means each Company Benefit Plan that covers only current or former directors or employees of the Bank Subsidiaries in their capacity as such.
“Bank Subsidiaries” means each of ASB Hawaii and ASB.
“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Honolulu, Hawaii or New York, New York.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company 401(k) Plan” means, collectively, those portions of the Company’s Retirement Savings Plan and the Bank’s 401(k) Plan (in each case as amended and in effect from time to time) that are designated as an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code.
“Company Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other Contract between the Company or any Company Subsidiary, on the one hand, and any Company Personnel, on the other hand, or with respect to which the Company or any Company Subsidiary has any present or potential future liability.
“Company Benefit Plan” means each (i) pension plan (as defined in Section 3(2) of ERISA, whether or not subject to ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation, pension, retirement, savings or other benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Commonly Controlled Entity for the benefit of any Company Personnel, or with respect to which the Company or any Company Subsidiary has any present or potential future liability.
“Company Commonly Controlled Entity” means any person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code.
“Company Employee” means an individual who was employed by the Company or any of the Company Subsidiaries immediately prior to the Effective Time and who continues such employment with Parent or any Parent Subsidiary (including the Company and the Company Subsidiaries) immediately thereafter.
“Company Expenses” means all of the documented out-of-pocket expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum amount of $5,000,000.
“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company; provided, however, that for purposes of determining whether there has been a Company Material Adverse Effect pursuant to clause (a) of the definition of “Material Adverse Effect,” changes or conditions which affect the Bank Subsidiaries shall not be deemed to affect the Company to the extent (and only to the extent) that such changes or conditions do not (a) adversely impact the Company or the other Company Subsidiaries (other than the Bank Subsidiaries) or (b) adversely impact in any respect the ability or prospects of the Company to timely complete the Distribution, the Integrated Mergers or the other transactions contemplated by this Agreement and the Bank Spin-Off Agreements in accordance with the terms hereof and thereof.
“Company Personnel” means any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary.
“Company Restricted Share” means any restricted share of Company Common Stock granted under any Company Stock Plan.
“Company Restricted Stock Unit” means any restricted stock unit award that is payable in shares of Company Common Stock (or whose value is determined with reference to the value of shares of Company Common Stock) and granted under any Company Stock Plan.
“Company Stock Option” means any option to purchase, or stock appreciation right granted in respect of, Company Common Stock granted under any Company Stock Plan.
“Company Stock Plans” means the 1987 Stock Option and Incentive Plan of the Company and the Company’s 2010 Equity and Incentive Plan, in each case as amended and in effect from time to time.
“Derivative Product” means (i) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, coal and other commodities, emissions allowances, renewable energy credits, currencies, interest rates and indices and (ii) forward contracts for delivery of electricity (including capacity and ancillary service products thereto), natural gas, crude oil, petcoke, lignite, coal and other commodities and emissions and renewable energy credits.
“End Date” means the Initial End Date; provided that if on the Initial End Date, the conditions set forth in either Section 7.01(c) or 7.01(f) are not satisfied but all of the other conditions to Closing are satisfied (other than those conditions that by their nature are to be satisfied at the Closing) and the conditions set forth in either Section 7.01(c) or 7.01(f), as the case may be, remain capable of being satisfied, then the End Date shall automatically be extended until the date that is six (6) months after the Initial End Date.
“Equity Forward Contract” means the Letter Agreement, dated March 19, 2013, by and between the Company and JPMorgan Chase Bank, National Association, London Branch.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person or (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others.
“Initial End Date” means the first anniversary of the date hereof.
The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after making due inquiry of the other executives and managers of such Person having primary responsibility for such matter.
“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that materially adversely affects (a) the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising out of (i) any change or condition affecting any industry or industries generally in which such Person or any of its Subsidiaries operates, (ii) any change affecting any economic or political condition generally or any change affecting any securities, credit, financial or other capital markets condition generally, in each case in the United States or elsewhere, (iii) any failure, in and of itself, by such Person to meet any internal or public projection, budget, forecast or estimate in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”), (iv) any change resulting from the announcement, execution or delivery of this Agreement, including (A) any action required to be taken by such Person or any of its Subsidiaries pursuant to this Agreement, or consented to in writing by the parties to this Agreement or (B) any litigation arising out of or related to this Agreement (including shareholder litigation), (v) any change or condition affecting the market for commodities generally, including any change in the price or availability of commodities in general, (vi) any change, in and of itself, in the market price, credit rating or trading volume of such Person’s securities or any change affecting the ratings or the ratings outlook for such Person or any of its Subsidiaries (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”),

(vii) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), (viii) the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (ix) any change, event or development resulting from or arising out of any change, event or development in national or regional wholesale or retail markets for electric power, capacity or fuel or related products generally, (x) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development, (xi) any action required by any HPUC order relating to the Company or any Company Subsidiary issued prior to the date hereof and (xii) any change or effect arising from the HPUC Proceedings (other than as a result of any breach by the Company or any of its Subsidiaries of Section 5.02); provided, however, that (x) any fact, circumstance, effect, change, event or development set forth in clauses (i), (ii), (v), (vii), (viii), (ix) or (x) above shall be taken into account in determining whether there has been or will be a “Material Adverse Effect” with respect to any Person to the extent such item or items have a substantially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to the other participants in the industry in which such Person conducts its business and (y) clause (iv) shall be disregarded for purposes of the representations and warranties set forth in Section 3.05(a); or (b) the ability of such Person to timely consummate the transactions contemplated by this Agreement, including the Distribution and the Integrated Mergers.
“Parent Expenses” means all of the documented out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum amount of $5,000,000.
“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.
“Parent Stock Plans” means the 2011 Long Term Incentive Plan, the Amended and Restated Long-Term Incentive Plan, the Long-Term Incentive Plan of 1985 and the 2007 Non-Employee Directors Stock Plan.
“Payoff Letters” means customary payoff letters and related release documentation with respect to each item of Repayment Debt.
“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.
“Repayment Debt” means (w) that certain Amended and Restated Credit Agreement, dated as of April 2, 2014, by and among the Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, (x) that certain Loan Agreement, dated as of May 2, 2014, by and among the Company, the lenders party thereto, and The Bank Of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, (y) that certain Amended and Restated Credit Agreement, dated as of April 2, 2014, by and among HECO, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and (z) any other Indebtedness of the Company or any Company Subsidiary identified by Parent in writing at least ten (10) days prior to the Closing Date.
A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than fifty percent (50%) of the equity interests of which) is owned directly or indirectly by such first Person.
“Subsidiary Preferred Stock” means each series of preferred stock listed in section 3.03 of the Company Disclosure Letter.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.
“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.
Section 9.04    Interpretation
. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.
Section 9.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.
Section 9.06    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
Section 9.07    Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Integrated Mergers and (b) except, after the Effective Time, for Section 2.01, Section 2.04(h) and Section 6.12, each of Parent, Merger Sub I, Merger Sub II and the Company agrees that (1) in the cases of Parent, Merger Sub I and Merger Sub II, their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Company in accordance with and subject to the terms of this Agreement, (2) in the case of the Company, its representations, warranties, covenants and agreements set forth herein are solely for the benefit of Parent, Merger Sub I and Merger Sub II in accordance with and subject to the terms of this

Agreement and (3) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 9.08    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF HAWAII, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF HAWAII.
Section 9.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 9.10    Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.
Section 9.11    Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the Integrated Mergers. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.
Section 9.12    Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 9.13    Construction. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Company and Parent have duly executed this Agreement, each as of the date first written above.

HAWAIIAN ELECTRIC INDUSTRIES, INC.

By:	CONSTANCE H. LAU
Name: Constance H. Lau
Title: President and Chief Executive Officer

NEXTERA ENERGY, INC.

By:	JAMES L. ROBO
Name: James L. Robo
Title: Chairman of the Board, President and Chief Executive Officer

NEE ACQUISITION SUB II, INC.

By:	JAMES L. ROBO
Name: James L. Robo
Title: Chairman of the Board and Chief Executive Officer

NEE ACQUISITION SUB I, LLC

By:	JAMES L. ROBO
Name: James L. Robo
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Index of Defined Terms

Term	Section
Action	3.11
Adjusted Restricted Share Award	2.05(a)(ii)
Adjusted RSU Award	2.05(a)(iii)
Adjusted Stock Option Award	2.05(a)(i)
Affiliate	9.03
Agreement	Preamble
Antitrust Laws	9.03
ASB	Recitals
ASB Hawaii	Recitals
ASB Hawaii Allocation Objection	6.11(d)
Bank Benefit Agreement	9.03
Bank Benefit Plan	9.03
Bank Spin-Off	Recitals
Bank Spin-Off Agreements	Recitals
Bank Subsidiaries	9.03
Burdensome Condition	6.03(f)
Business Day	9.03
Closing	1.03
Closing Date	1.03
Code	9.03
Common Shares Trust	2.01(d)(iii)
Company	Preamble
Company 401(k) Plan	9.03
Company Acquisition Agreement	5.03(a)
Company Adverse Recommendation Change	5.03(a)
Company Articles	3.01
Company Benefit Agreement	9.03
Company Benefit Plan	9.03
Company Board	Recitals
Company Bylaws	3.01
Company Common Stock	2.01(a)
Company Commonly Controlled Entity	9.03
Company Disclosure Letter	Article III
Company DRIP	2.04(h)
Company Employee	9.03
Company Equity Awards	2.05(c)
Company Expenses	9.03
Company Financial Advisor	3.20
Company Financial Statements	3.06(a)
Company Intervening Event	5.03(g)
Company Leased Real Property	3.16(b)
Company Material Adverse Effect	9.03

Company Material Contracts	3.15(a)
Company Notice	5.03(c)
Company Owned Real Property	3.16
Company Permits	3.01
Company Personnel	9.03
Company Real Property Leases	3.16(b)
Company Reports	3.06(a)
Company Required Consents	3.05(a)
Company Required Statutory Approvals	3.05(b)
Company Restricted Share	9.03
Company Restricted Share Award	2.05(a)(ii)
Company Restricted Stock Unit	9.03
Company RSU Award	2.05(a)(iii)
Company Shareholder Approval	3.04
Company Shareholders Meeting	3.04
Company Stock Option	9.03
Company Stock Option Award	2.05(a)(i)
Company Stock Plans	9.03
Company Subsidiaries	3.01
Company Takeover Proposal	5.03(g)
Company Termination Fee	8.02(b)(ii)
Company Union Contracts	3.10
Company Voting Debt	3.03(b)
Confidentiality Agreement	6.02
Consent	3.05(b)
Continuation Period	6.13(a)
Contract	3.05(a)
Controlled Group Liability	3.09(d)
Derivative Product	9.03
DGCL	1.02
Dissenting Shareholder	2.03
Dissenting Shares	2.03
Distribution	Recitals
DLLCA	1.02
Effective Time	1.04
End Date	9.03
Environmental Claim	3.14(f)(i)
Environmental Laws	3.14(f)(ii)
Environmental Permit	3.14(a)
Equity Forward Contract	9.03
ERISA	9.03
Excess Shares	2.01(d)(ii)
Excess Tax Liability	5.04(a)
Exchange Act	3.05(b)
Exchange Agent	2.04(a)
Exchange Fund	2.04(a)

Exchange Ratio	2.01(b)
Excluded Holders	3.21
FBCA	4.03(b)
FCC	3.05(b)
FCC Pre-Approvals	3.05(b)
Federal Reserve	3.19(b)
FERC	3.05(b)
Filed Company Reports	Article III
Final Exercise Date	2.04(h)
Final Order	7.01(c)(ii)
Final Quarterly Dividend	6.14
Firm	6.11(d)
Form S-4	3.05(b)
FPA	3.05(b)
GAAP	3.06(a)
Governmental Entity	3.05(b)
Hazardous Materials	3.14(f)(iii)
HBCA	1.02
HECO	3.19(a)
HELCO	3.19(a)
HPUC	3.05(b)
HPUC Proceedings	5.02
HSR Act	3.05(b)
Indebtedness	9.03
Initial Articles of Merger	1.04
Initial End Date	9.03
Initial Merger	Recitals
Insurance Policies	3.189
Integrated Mergers	Recitals
Intellectual Property	3.17(b)
Intended Tax Treatment	6.11(a)
IRS	3.09(b)
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)
Legal Restraints	7.01(d)
Liens	3.02
Material Adverse Effect	9.03
MECO	3.19(a)
Merger Consideration	2.01(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Net Parent Position	4.17(b)
NRC	4.16(a)
NYSE	2.01(d)(ii)
OCC	3.19(b)

Parent	Preamble
Parent Articles	4.01
Parent Board	Recitals
Parent Bylaws	4.01
Parent Common Stock	2.01(b)
Parent Disclosure Letter	Article IV
Parent Expenses	9.03
Parent Material Adverse Effect	9.03
Parent Nuclear Facilities	4.16(a)
Parent Permits	4.01
Parent Preferred Stock	4.03(a)
Parent Reports	4.06(a)
Parent Required Consents	4.06(a)
Parent Required Statutory Approvals	4.05(b)
Parent Stock Plans	9.03
Parent Subsidiaries	4.01
Parent Termination Fee	8.02(b)
Parent Trading Policies	4.17(a)
Payoff Letters	9.03
PCAOB	3.07(f)
Permits	3.01
Permitted Encumbrances	3.16(a)
Person	9.03
Proxy Statement	6.01(a)
PUHCA 2005	3.19(a)
Release	3.14(f)(iv)
Repayment Debt	9.03
Representatives	5.03(a)
Required Consents	3.05(a)
Sarbanes-Oxley Act	3.06(a)
SEC	3.05(b)
Section 336(e) Allocation Statement	6.11(d)
Section 336(e) Election	6.11(d)
Securities Act	3.05(b)
Skadden	7.02(d)
Spin-Off Registration Statement	5.04(b)
Subsequent Certificate of Merger	1.04
Subsequent Merger	Recitals
Subsidiary	9.03
Subsidiary Preferred Stock	9.03
Superior Company Proposal	5.03(g)
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Statute	3.13
Tax Return	9.03
Taxes	9.03

Wachtell	1.03